Exhibit 99.1

NOTICE OF THE 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2010 Annual and Special Meeting of Shareholders (the “Meeting”) of World Color Press Inc. (the “Company”) will be held at the Toronto Airport Marriott, 901 Dixon Road, in Toronto, Ontario, Canada, on May 13, 2010 at 1:00 p.m. (Eastern time), for the following purposes:

(a)

to receive the audited consolidated financial statements of the Company as at December 31, 2009 and for the seven-month period ended July 31, 2009 (to the fresh start date) and the five-month period ended December 31, 2009 and the report of the auditors thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)

to consider and, if deemed appropriate, to pass, a resolution to amend the Restated Articles of Incorporation of the Company to include the French language name of the Company, Imprimerie World Color Inc.;

(e)

to consider and, if deemed appropriate, to pass, with or without variation, a resolution ratifying the adoption of an amended and restated deferred share unit plan as more fully described in the accompanying Management Information Circular;

(f)

to consider and, if deemed appropriate, to pass, with or without variation, a resolution ratifying the adoption of an amended and restated restricted share unit plan as more fully described in the accompanying Management Information Circular; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice of meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as many shareholders as possible may be represented at the Meeting.

The board of directors of the Company has passed a resolution to fix the close of business on March 29, 2010 as the record date for the determination of the registered holders of common shares and Class A preferred shares of the Company that will be entitled to notice of and to vote at the Meeting and any adjournment or postponement of the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent, Computershare Investor Services Inc., by 1:00 p.m. (Eastern time) on May 11, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting).

DATED at Montréal, Québec this 31st day of March, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

By:	(signed) “John V. Howard”
Executive Vice President

WORLD COLOR PRESS INC. - 2010 NOTICE OF MEETING

WORLD COLOR PRESS INC.

MANAGEMENT PROXY CIRCULAR

Q & A ON VOTING RIGHTS AND SOLICITATION OF PROXIES

This management proxy circular (“Circular”) is dated March 31st, 2010 and, unless otherwise stated, the information in this Circular is as of such date.

What is this document?

This Circular is a management information circular sent to holders of common shares (“Common Shares”) and Class A preferred shares of the Company (“Preferred Shares”, and together with the Common Shares, the “Voting Shares”) in advance of the annual and special meeting of shareholders of the Company (the “Meeting”) as set out in the Notice of the 2010 Annual and Special Meeting of Shareholders (“Notice of Meeting”).  The Circular provides additional information respecting the business of the Meeting, World Color Press Inc. (the “Company”) and its directors (each a “Director” and collectively the “Board of Directors” or the “Board”) and senior executive officers. All dollar amounts referenced in this Circular, unless indicated otherwise, are expressed in U.S. dollars.  References in this Circular to the Meeting include any adjournment or postponement that may occur. A form of proxy or voting instruction form accompanies this Circular.

Does this Circular relate to the proposed transaction between Quad/Graphics, Inc. and the Company?

No. This Circular, and the shareholders’ meeting it addresses, do not relate to the proposed transaction between Quad/Graphics, Inc. (the “Quad/Graphics Transaction”) and the Company. That transaction is being considered at a separate meeting of shareholders of the Company and will be addressed in a separate information circular.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the management of the Company.  Costs associated with the solicitation will be borne by the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid.

Who is eligible to vote?

Holders of Voting Shares at the close of business on March 29, 2010 (the “Record Date”) and their duly appointed representatives.

How do I vote?

If you are a registered holder of Voting Shares, you may vote your shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a holder of Voting Shares, to represent you as a proxyholder and vote your shares at the Meeting.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

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How do I vote my shares in person?

If you are a registered shareholder and plan to attend the Meeting, you may vote your shares in person at the Meeting instead of submitting your proxy by telephone, Internet or by returning your signed form of proxy by mail.  However, we highly recommend that you vote in advance by submitting your proxy by telephone, via the Internet or by mail, even if you plan to attend the Meeting. If your shares are held in an account with a nominee, please see the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I know if I am a “registered” shareholder or a “beneficial owner”?

A holder of Voting Shares (a “Shareholder”) may own such shares in one or both of the following ways:

1.    If a Shareholder is in possession of a physical share certificate, such Shareholder is a “registered” Shareholder and his or her name and address are maintained by the Company through its transfer agent, Computershare Investor Services Inc.  (the “Transfer Agent”).

2.    If a Shareholder owns shares through a bank, broker or other nominee, such Shareholder is a “beneficial” Shareholder and he or she will not have a physical share certificate. Such Shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered Shareholder may vote a proxy in his or her own name at any time by mail, telephone or Internet in accordance with the instructions appearing on the enclosed form of proxy and/or a registered Shareholder may attend the Meeting and cast a ballot. Because a registered Shareholder is known to the Company and the Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered Shareholder has previously voted. This procedure prevents a Shareholder from voting his or her shares more than once. Only the registered Shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

Most Shareholders are “beneficial owners” who are non-registered Shareholders.  Their Voting Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depositary Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the meeting?

A quorum for the Meeting shall be attendance in person or by proxy of holders of at least 10% of the voting rights attached to the issued and outstanding Common Shares and Preferred Shares entitled to vote thereat. No business shall be transacted at the Meeting unless the requisite quorum is present.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to Mark A. Angelson, Andrew P. Hines or John V. Howard (the “Named Proxyholders”) to vote your shares at the Meeting in accordance with your instructions. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

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What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 1:00 p.m. (Eastern time) on May 11, 2010, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of any adjourned or postponed Meeting.

If I change my mind, can I take back my proxy once I have given it?

A Shareholder who has voted by proxy may revoke it any time prior to its use.

As a registered Shareholder your proxy can be revoked in several ways:

•      by entering a new vote by telephone or the Internet prior to 1:00 p.m. (Eastern Time) on May 11, 2010;

•      by executing, or having your attorney (who must be authorized in writing) execute, a written revocation of your proxy and delivering it to the Company at 999 de Maisonneuve Blvd. West, Suite 1100, Montréal, Québec, H3A 3L4 or by fax at (514) 877-5104; Attention: Corporate Secretary, or to the offices of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by fax at (416) 263-9524 or 1-866-249-7775; Attention: Proxy Department, at any time up to 1:00 p.m. (Eastern Time) on May 11, 2010 and including the last business day preceding the date of the Meeting, or any adjournment or postponement of the Meeting, or to the chairman of the Meeting at any time before the Meeting or any adjournment or postponement of the Meeting;

•      by completing and submitting, or having your attorney (who must be authorized in writing) complete and submit, a later-dated proxy card no later than 1:00 p.m. (Eastern Time) on May 11, 2010; or

•      by attending the Meeting and voting your shares in person.  Your attendance at the Meeting alone will not revoke your proxy. You must also vote at the Meeting in order to revoke a previously submitted proxy.

However, if your shares are not registered in your name, but rather they are held in “street name” through a bank, broker, custodian or other record holder or intermediary, you must check with your bank, broker, custodian or other record holder or intermediary to determine how to revoke your proxy.

How will my shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such shares will be voted:

•      FOR the election as Directors of the Company of the proposed nominees set forth in this Circular

•      FOR the appointment of KPMG LLP as auditors and authorization of the Directors to fix their remuneration

•      FOR the amendment of the Restated Articles of Incorporation of the Company to include the French language name of the Company, Imprimerie World Color Inc.

•      FOR the adoption of the amended and restated deferred share unit plan as more fully described in the Circular

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•      FOR the adoption of the amended and restated restricted share unit plan as more fully described in the Circular

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of the Company is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many shares are entitled to vote?

The authorized capital of the Company consists of an unlimited number of Common Shares and 12,500,000 Preferred Shares. As of the Record Date, the Company had:

•      73,285,074 Common Shares issued and outstanding, each share carrying the right to one vote per Common Share; and

•      12,499,929 Preferred Shares issued and outstanding, each share carrying the right to 1.0626725 votes per share.

Who are the principal shareholders of the Company?

To the knowledge of the Directors and officers of the Company, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to (a) Common Shares as a class, (b) the Preferred Shares as a class or (c) the Voting Shares as a class, except as set forth below. All of the shareholdings set forth below are approximate.

Shareholder	No. of Common Shares held and Percentage of Total Common Shares Outstanding held by such Shareholder		No. of Preference Shares held and Percentage of Total Preferred Shares Outstanding held by such Shareholder		No. of Voting Shares (Common Shares + Preferred Shares) and Percentage of Voting Shares Outstanding held by such Shareholder
Centerbridge Credit Partners Master, L.P. (and its affiliates)	6,792,885	9.23%	1,318,684	10.5%	8,111,569	9.5%
Avenue Capital Management II, LP (and its affiliates)	9,398,376	12.8%	1,352,496	10.8%	10,750,872	12.5%
Catalyst Fund Limited Partnership II (and its affiliates)	10,062,672	13.7%	2,208,672	17.7%	12,271,344	14.3%
Société Génerale (Canada) (and its affiliates)	4,842,506	6.6%	1,326,323	10.6%	6,168,829	7.2%
West Face Capital Inc.	0	0%	1,257,499	10.1%	1,257,499	1.5%

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How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

Only registered holders of Voting Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. If your Voting Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, you are a “non-registered Shareholder” and your Voting Shares will not be registered in your name and instead will be registered in the name of a nominee.

The bank, trust company, securities broker, trustee or other financial institution through which you hold your Voting Shares will have been instructed by you as to whether you are a non-registered Shareholder who does not object to them disclosing ownership information about you (a “Non-Objecting Beneficial Owner” or “NOBO”) or a non-registered Shareholder who does so object (an “Objecting Beneficial Owner”).

If you are a Non-Objecting Beneficial Owner

The Company has arranged to distribute copies of the Notice of Meeting and Circular as well as a form of proxy directly to NOBOs.

These shareholder materials are being sent to both registered and non-registered owners of the Voting Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the form of proxy enclosed with mailings to NOBOs.

Please carefully review the instructions on the form of proxy for its completion and deposit.

If you are an Objecting Beneficial Owner

As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Voting Shares you hold unless you have instructed the nominee otherwise.  The purpose of this procedure is to permit non-registered holders to direct the voting of the Voting Shares they beneficially own.  Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Voting Shares will be voted.  If you are a non-registered Shareholder and wish to:

•      vote in person at the Meeting; or

•      change voting instructions given to your nominee; or

•      revoke voting instructions given to your nominee and vote in person at the Meeting,

follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

If you have questions, you may contact the Corporate Secretary of the Company, by (i) telephone at (514) 380-1957, (ii) facsimile to (514) 877-5104; or (iii) mail to 999 de Maisonneuve Blvd. West, Suite 1100, Montréal, Québec, H3A 3L4.

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BUSINESS OF THE MEETING

As set out in the accompanying Notice of Meeting, at the Meeting to be held on May 13, 2010 at 1:00 p.m. (Eastern time) at the Toronto Airport Marriott, 901 Dixon Road, in Toronto, Ontario, Canada, Shareholders will be asked to consider and, as required, vote on the following seven matters:

(a)   Financial Statements

The audited consolidated financial statements of the Company as at December 31, 2009 and for the seven-month period ended July 31, 2009 (to the fresh start date) and the five-month period ended December 31, 2009, and the report of the auditors on the financial statements will be received.

(b)   Election of Directors

At the Meeting, the Shareholders will be asked to elect eight (8) Directors. All Directors so elected will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. All nominees whose nomination is hereby submitted are currently directors of the Company. The Named Proxyholders, if named as proxy, intend to vote the Voting Shares represented by any proxy appointing them as proxy for the election of the nominees whose names are set forth below, unless the Shareholder who has given such proxy has directed in the proxy that the Voting Shares be withheld from voting in the election of Directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the Named Proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Details respecting the nominees for election as directors are set out under “Nominees for Election as Directors”.

(c)   Appointment of Auditors

The Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Montréal, Québec, as auditors of the Company (the “Auditors”) to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the Auditors be fixed by the Board. The Auditors have been the auditors of the Company since 1990.

The Named Proxyholders, if named as proxy, intend to vote the Voting Shares represented by any proxy appointing them as proxy for the approval of the appointment of KPMG LLP of Montréal, Québec, as auditors of the Company at a remuneration to be fixed by the Board, unless the Shareholder who has given such proxy has directed in the proxy that the Voting Shares be withheld from voting in the appointment of auditors.

(d) Inclusion of French Language Name of the Company in Articles

The Shareholders will be asked to consider and, if deemed appropriate, to pass, a special resolution to amend the Restated Articles of Incorporation of the Company to include the French language name of the Company, Imprimerie World Color Inc.

Resolution Approving the Inclusion of the French Language Name of the Company in Articles

The text of the resolution approving the inclusion of the French language name of the Company in its Restated Articles of Incorporation to be put before Shareholders at the Meeting is as follows:

“BE IT HEREBY RESOLVED THAT:

1.    the Board is authorized to amend the Restated Articles of Incorporation of the Company dated July 21, 2009 to include the French language name of the Company, being Imprimerie World Color Inc.;

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2.    the articles of amendment reflecting the above described change be filed with the Director, Corporations Canada, appointed under section 260 of the Canada Business Corporations Act; and

3.    any of the officers or Directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

To be effective, the resolution must be passed by a majority of not less than two thirds of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The Named Proxyholders, if named as proxy, intend to vote the Voting Shares represented by any proxy appointing them as proxy for the approval of the foregoing resolution to amend the Restated Articles of Incorporation of the Company to include the French language name of the Company, being Imprimerie World Color Inc., unless the Shareholder who has given such proxy has directed in the proxy that the Voting Shares be voted against the approval of the foregoing resolution.

(e) Adoption of the Amended and Restated Deferred Share Unit Plan

At the Meeting, Shareholders will be asked to ratify the adoption of an Amended and Restated Deferred Share Unit Plan as more fully described below. The Company is seeking such approval with respect to the Company DSU Plan as long as such approval is given subject to the condition that such Shareholder approval, if granted, shall only be effective in the event that the proposed Quad/Graphics Transaction is not completed.

Background:        On September 7, 2009, the Board approved the Amended and Restated Deferred Share Unit Plan (the “DSU Plan”). The main purpose of the DSU Plan is to provide Directors and executive officers of the Company with the opportunity to acquire deferred share units (“DSUs”) of the Company in order to allow them to participate in the long term success of the Company and to promote a greater alignment of their interests with the interests of Shareholders. Each non-management Director is credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to him or her quarterly for serving as a Director. Currently, a minimum of 50% of each Director’s annual retainer is satisfied in the form of DSUs. A Director can elect to receive the remaining 50% in any combination of cash and/or DSUs. DSUs may also be granted to other participants under terms established by the Board or an authorized committee of the Board, which may also determine vesting schedules and conditions with respect to DSUs. A copy of the DSU Plan is attached as Schedule “A” to this Circular.

Number of DSUs Outstanding:      As of March 31, 2010, 387,766.598 DSUs were outstanding under the DSU Plan. Pursuant to the Quad/Graphics Transaction agreement, the Company is not permitted to issue any further DSUs without the prior approval of Quad/Graphics, Inc., except to Directors in full or partial payment of periodic Director retainer fees consistent with past practices of the Company.

Purpose and Effect of Shareholder Approval:           If the Quad/Graphics transaction is not completed for any reason, the DSU Plan will continue.  Accordingly, the Company considers it to be appropriate at this time to seek the approval of Shareholders for the DSU Plan, subject to the condition that such Shareholder approval will only be effective in the event that the Quad/Graphics Transaction is not completed.  Such Shareholder approval would permit the DSUs issued pursuant to the DSU Plan to be settled in Common Shares after the termination (if any) of the Quad/Graphics Transaction.  This will both allow direct alignment of long-term Director and executive officer interests with those of the Company through the issuance of Common Shares underlying the DSUs, as well as give the Company greater flexibility in the use and structure of equity based compensation.

Effect of Shareholder Approval on the Consideration to be Received by Holders of Common Shares in the Quad/Graphics Transaction:        The amount of consideration that a Shareholder will receive pursuant to

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the Quad/Graphics Transaction will not be affected by the results of the Shareholder vote on the DSU Plan.

If the Quad/Graphics Transaction is not completed:

•      If Shareholder approval of the DSU Plan is given at the Meeting, then:

o      Number of DSUs Outstanding:  No change.

o      Redemption Value (after Quad/Graphics Transaction is terminated): within a specified period after a plan participant ceases to be a member of the Board of Directors or an employee of the Company, the plan participant will have the choice at the time of redemption to receive one Common Share for each redeemed DSU or the redemption value of his or her redeemed DSUs in cash.

o      Redemption Value (during the period between Shareholder approval of the DSU Plan and the termination of Quad/Graphics Transaction):  DSUs can only be redeemed for cash.

o      Vesting:  the DSUs will vest in accordance with the DSU Plan.

•      If Shareholder approval of the DSU Plan is not given at the Meeting, then:

o      Number of DSUs Outstanding:  No change.

o      Redemption Value: DSUs can only be redeemed for cash.

o      Vesting:  the DSUs will vest in accordance with the DSU Plan.

If the Quad/Graphics Transaction is completed:

•      Whether or not Shareholder approval of the DSU Plan is given at the Meeting:

o      Number of DSUs Outstanding:  No change.

o      Redemption Value:  Each outstanding DSU granted under the DSU Plan will be converted into the right to receive a lump sum cash payment equal in value to the aggregate volume weighted average trading price of the Company’s Common Shares on the TSX for the five trading days immediately preceding the date on which the Quad/Graphics Transaction is completed, and the DSU Plan would be terminated.  Accordingly, whether or not Shareholders approve the DSU Plan, if the Quad/Graphics Transaction is completed, the DSUs will be settled in cash rather than Common Shares.

o      Vesting:  Pursuant to the terms of the Quad/Graphics Transaction, each outstanding DSU granted under the DSU Plan will automatically vest effective as of the completion of the Quad/Graphics Transaction.

The key terms of the DSU Plan for which Shareholder approval is sought at the Meeting, including the provisions permitting the redemption of DSUs for Common Shares, are summarized in the following table.

The foregoing summary and the information in the following table provides a summary of the material attributes of the DSUs. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the DSU Plan, a copy of which is attached as Schedule “A”.

Eligibility	Current Directors and executive officers of the Company or a subsidiary entity of the Company.
Limit on shares issuable

Subject to the receipt of Shareholder approval at the Meeting, the aggregate number of Common Shares that may be issued pursuant to the DSU Plan is 1,465,700 (representing approximately 2% of the Common Shares outstanding as of the Record Date) and no DSUs may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of DSUs to exceed the above number of Common Shares reserved for issuance under the DSU Plan.

Currently issued	387,766.598 DSUs have been issued as at March 31, 2010.
Available for issue

Subject to the receipt of Shareholder approval at the Meeting, 1,077,930.290 DSUs will remain available for issuance (representing 1.471% of the Company’s issued and outstanding Common Shares as at March 31, 2010).

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Other limits

Subject to the receipt of Shareholder approval at the Meeting, the number of securities issuable to insiders of the Company (as defined under the Securities Act (Québec)), at any time, under all security based compensation arrangements of the Company including, without limitation, the DSU Plan shall not exceed 10% of the issued and outstanding securities of the Company calculated on a non-diluted basis.

Subject to the receipt of Shareholder approval at the Meeting, the number of securities issued to insiders of the Company, within any one year period, under all security based compensation arrangements of the Company including, without limitation, the DSU Plan, shall not exceed 10% of the issued and outstanding securities of the Company calculated on a non-diluted basis.

Redemption price

If the Quad/Graphics Transaction is completed, then whether or not Shareholder approval of the DSU Plan is given, all DSUs will be redeemed for cash in an amount equal to the volume weighted average trading price of the Common Shares on the TSX over the five trading days preceding the redemption date (the “redemption value”). If the Quad/Graphics Transaction is not completed and Shareholder approval of the DSU Plan is given, then following the termination of that transaction, plan participants will have the choice to redeem one Common Share for each DSU or the redemption value of their DSUs. If Shareholder approval is not given, the DSUs will only be redeemable for the redemption value in cash. See “Effect of Shareholder Approval on the Consideration to be Received by Holders of Common Shares in the Quad/Graphics Transaction”.

Other Terms and Conditions

Subject to the limits and restrictions set forth in the DSU Plan, the terms and conditions of each DSU granted under the DSU Plan will be determined by the Board or an authorized committee of the Board.

Vesting and Redemption

Before DSUs can be redeemed, they must have vested. The Board, or an authorized committee of the Board, determines vesting schedules and conditions of DSUs. Vested DSUs are redeemed within a specified period of time after the holder of DSUs ceases to be a member of the Board and, if employed by the Company, ceases to be employed by the Company.  If the Quad/Graphics Transaction is completed, all outstanding DSUs will vest automatically upon the closing of the transaction.

Change of Control

Pursuant to the DSU Plan, subject to the receipt of Shareholder approval at the Meeting, and except as may otherwise be determined by the Board or an authorized committee of the Board at the time DSUs are granted, upon a change of control all DSUs shall become automatically paid, subject to the discretion of the Board to elect to convert all DSUs into deferred share units of any entity participating in or resulting from the change of control. Notwithstanding the foregoing, pursuant to the terms of the Quad/Graphics Transaction, each outstanding DSU granted under the DSU Plan will automatically vest effective as of and conditional upon the completion of the Quad/Graphics Transaction and will be converted into the right to receive a lump sum cash payment equal in value to the aggregate volume weighted average trading price of the Company’s Common Shares on the TSX for the five trading days immediately preceding the relevant effective date for the purposes of the closing of the transaction.

Plan changes

Subject to the receipt of Shareholder approval at the Meeting and subject to the rules and policies of any exchange on which the Common Shares are listed, the Board may amend, suspend or terminate the DSU Plan at any time provided that a change which materially adversely affects the rights of a participant requires the participant’s consent and further provided that Shareholder approval is required for the following amendments:

(i)      any amendment which would increase the number of securities issuable under the DSU Plan;

(ii)     any amendment which would increase the number of securities issuable to insiders under the DSU Plan;

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(iii)    the addition of any form of financial assistance;

(iv)    amendments permitting awards other than DSUs to be made under the DSU Plan; and

(v)    amendments deleting or reducing the range of amendments which require Shareholders’ approval under the DSU Plan.

Any amendment of a "housekeeping" nature, any change to the vesting provisions of the DSUs, and any change to the termination provisions of the DSUs or the DSU Plan which does not entail an extension beyond the original expiry date will not require Shareholder approval.

Assignment

DSUs are non-transferable.

The rights and obligations of the Corporation under the DSU Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation.

Term

The DSU Plan will terminate when no further DSUs remain outstanding. If Shareholder approval is obtained, then subject to the rules and policies of any exchange on which the Common Shares are listed, it may also be terminated by the Board at any time without notice or shareholder approval. If the DSU Plan is terminated, previously credited DSUs may, at the election of the Board committee responsible for the DSU Plan, remain outstanding and in effect in accordance with plan. See “Plan changes”.

Participants in the DSU Plan shall have the right to receive a cash payment equal in value to the number of DSUs recorded in their account, or to be issued a number of Common Shares equal to the number of DSUs in their account, on the date which is five days following the participant’s “Separation Date” (as defined in the DSU Plan) or such later date as the participant may elect prior to the Separation Date and within the time limit prescribed by the DSU Plan if the participant is not a U.S. taxpayer.

Resolution approving the Amended and Restated Deferred Share Unit Plan

The text of the resolution approving the DSU Plan to be put before Shareholders at the Meeting is as follows:

“BE IT HEREBY RESOLVED THAT:

1.            the Amended and Restated Deferred Share Unit Plan, as approved by the Board of Directors on September 7, 2009, and the issuance of 1,465,700 Common Shares pursuant to such plan, including Common Shares issuable pursuant to the 387,769.71 deferred share units currently outstanding, is hereby approved, confirmed and ratified, effective only if, and as at such time as the Arrangement Agreement between Quad/Graphics, Inc. and the Company dated as of January 25, 2010, as the same may be amended, is terminated in accordance with its terms; and

2.            any of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

For the reasons indicated above, the Board and management of the Company believe that, if the Quad/Graphics Transaction is not completed, the DSU Plan is in the best interests of the

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 10

Company and, accordingly, recommend that Shareholders vote for the ratification and approval of the DSU Plan conditioned on the termination of the Quad/Graphics Transaction. To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The Named Proxyholders intend to vote the Voting Shares represented by any proxy appointing them as proxy for the approval of the foregoing resolution to ratify and approve the DSU Plan, unless the Shareholder who has given such proxy has directed in the proxy that the Voting Shares be voted against the approval of the foregoing resolution.

(f) Adoption of the Amended and Restated Restricted Share Unit Plan

Background:        On March 31, 2010, the Board approved the Amended and Restated Restricted Share Unit Plan (the “RSU Plan”). The purpose of the RSU Plan is to provide Directors, executive officers and employees of the Company with the opportunity to acquire restricted share units (“RSUs”) of the Company in order to allow them to participate in the long term success of the Company and to promote a greater alignment of their interests with the interests of Shareholders. Under the RSU Plan, the Board, or an authorized committee of the Board, may determine the number of RSUs to be granted to eligible participants. The terms and conditions of such RSU grants, including vesting periods, are established by the Board or an authorized committee of the Board. A copy of the RSU Plan is attached as Schedule “B” to this Circular.

Number of RSUs Outstanding:      As at March 31, 2010, 819,022.57 RSUs are outstanding under the RSU Plan (the “Existing RSUs”).  In addition, in November 2009, the Company indicated to certain of its employees that they had been selected to participate in the World Color Press Inc. Long Term Incentive Plan - Emergence Grants.  At that time, the Company also indicated that it would grant to such employees RSUs to be settled in Common Shares (the “Potential RSUs”) as part of the grants under such plan, provided that the plan is approved by Shareholders of the Company and provided that such employees were still employed by the Company at the time of the grant.  The Company also indicated that it would submit the plan to Shareholders for approval early in 2010, and accordingly is doing so as set forth in this Circular. The aggregate dollar amount of the Potential RSUs as of March 24, 2010 would be approximately $6,577,246 (award amounts in Canadian Dollars have been converted to U.S. dollars for the foregoing aggregate dollar amount based on the December 31, 2009 CDN$/US$ exchange rate of 0.9555), in respect of Potential RSU Grants to approximately 49 employees. The specific number of Potential RSUs to be issued would be determined on the date that shareholder approval is obtained and would be calculated on the basis of the volume weighted average trading price of the Common Shares for the five days immediately preceding the date of the grant.  Pursuant to the Quad/Graphics Transaction, the Company is not permitted to otherwise issue any further RSUs (other than the Potential RSUs) without the prior approval of Quad/Graphics, Inc.

Purpose and Effect of Shareholder Approval:           At the Meeting, Shareholders will be asked to ratify the adoption of an Amended and Restated Restricted Share Unit Plan, as more fully described below.  Such approval would not be conditional on the completion of the Quad/Graphics Transaction.  Shareholder approval would permit the issuance of the Potential RSUs pursuant to the RSU Plan for the purpose of providing employees with the future grants of Potential RSUs they were notified of in November 2009 that were conditioned on shareholder approval and would also permit the RSUs issued pursuant to the RSU Plan to be settled in Common Shares after the termination (if any) of the Quad/Graphics Transaction.  The Board is of the view that approval of the RSU Plan is in the best interests of the Company as, among other things, it will provide a direct equity-linked compensation payment for management and employees.

Effect of Shareholder Approval on the Consideration to be Received by Holders of Common Shares in the Quad/Graphics Transaction:        The amount of consideration that a Shareholder will receive pursuant to the Quad/Graphics Transaction will be affected by the results of the Shareholder vote on the RSU Plan.

If Shareholder approval of the RSU Plan is given at the Meeting, then:

•      Number of RSUs Outstanding:      Additional RSUs (i.e., the Potential RSUs) in an amount equal to approximately $6,577,246 would be granted (which, based on the volume weighted average Common Share price of $11.63 for the Common Shares for the five days preceding March 31,

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 11

2010, would represent approximately 565,541 Common Shares, or approximately 0.77% of the number of issued and outstanding Common Shares).

•      Redemption Value:

o      If the Quad/Graphics Transaction is not completed, each participant will have the choice at the time of redemption to receive one Common Share for each redeemed RSU or the redemption value of his or her redeemed RSUs in cash.

o      If the Quad/Graphics Transaction is completed, each Potential RSU would be settled in Common Shares. This would impact the consideration payable to Shareholders in connection with the Quad/Graphics Transaction by virtue of the fact that such Common Shares would be taken into account in the exchange ratio, and would have a corresponding impact in reducing the number of shares of Quad/Graphics, Inc. payable to each Shareholder.

•      Vesting:

o      If the Quad/Graphics Transaction is completed, each Existing RSU and Potential RSU will automatically vest effective as of the completion of the Quad/Graphics Transaction.

o      If the Quad/Graphics Transaction is not completed, each Existing RSU and Potential RSU will vest only in accordance with the RSU Plan.

If Shareholder approval of the RSU Plan is not given at the Meeting, then:

•      Number of RSUs Outstanding:     No Potential RSUs will be granted.  Only the Existing RSUs would be outstanding under the RSU Plan.

•      Redemption Value:          Potential RSUs would have no value.

•      Vesting:

o      If the Quad/Graphics Transaction is completed, each Existing RSU will automatically vest effective as of the completion of the Quad/Graphics Transaction.

o      If the Quad/Graphics Transaction is not completed, the Existing RSUs will vest in accordance with the RSU Plan.  Potential RSUs will not vest in either case.

The key terms of the RSU Plan for which Shareholder approval is sought at the Meeting, including the provisions permitting the redemption of RSUs for Common Shares, are summarized in the following chart.  The foregoing summary and the information in the following table provides a summary of the material attributes of the RSUs. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the RSU Plan, a copy of which is attached as Schedule “B”.

Eligibility	Current Directors (who are also executive officers or employees), executive officers and employees of the Company or a subsidiary entity of the Company.
Limit on shares issuable

Subject to the receipt of Shareholder approval at the Meeting, the aggregate number of Common Shares that may be issued pursuant to the RSU Plan is 5,862,300 (representing approximately 8% of the Common Shares outstanding as of the Record Date) and no RSUs may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of RSUs to exceed the above number of Common Shares reserved for issuance under the RSU Plan.

Currently issued	819,022.57 RSUs have been issued as at March 31, 2010.
Available for issue

Subject to the receipt of Shareholder approval at the Meeting, 5,043,277.43 RSUs will remain available for issuance (representing 6.9% of the Company’s issued and outstanding Common Shares as at March 31, 2010).  An additional approximately $6,577,246 of Potential RSUs will be issued upon receipt of Shareholder approval at the Meeting.

Other limits

Subject to the receipt of Shareholder approval at the Meeting, the number of securities issuable to insiders of the Company (as defined under the Securities Act (Québec)), at any time, under all security based compensation arrangements of the Company including, without limitation, the RSU Plan shall not exceed 10% of the issued and outstanding

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 12

securities of the Company calculated on a non-diluted basis.

Subject to the receipt of Shareholder approval at the Meeting, the number of securities issued to insiders of the Company, within any one year period, under all security based compensation arrangements of the Company including, without limitation, the RSU Plan, shall not exceed 10% of the issued and outstanding securities of the Company calculated on a non-diluted basis.

Redemption price

If the Quad/Graphics Transaction is completed, then each Potential RSU would be settled in Common Shares. If the Quad/Graphics Transaction is not completed, each participant will have the choice at the time of redemption to receive one Common Share for each redeemed RSU or the redemption value (an amount equal to the volume weighted average trading price of the Common Shares on the TSX over the five trading days preceding the redemption date) in cash.

See “Effect of Shareholder Approval on the Consideration to be Received by Holders of Common Shares in the Quad/Graphics Transaction”.

Other Terms and Conditions

Subject to the limits and restrictions set forth in the RSU Plan, the terms and conditions of each RSU granted under the RSU Plan will be determined by the Board or an authorized committee of the Board.

Vesting conditions

Before RSUs can be redeemed, they must have vested. The Board or an authorized committee of the Board determines the vesting schedules and conditions for RSUs granted under the RSU Plan.  If the Quad/Graphics Transaction is completed, all outstanding RSUs (both Existing RSUs and Potential RSUs) will vest automatically upon the closing of the transaction.

Change of Control

Upon a change of control, all outstanding RSUs shall immediately become vested subject to the discretion of the Board to elect to convert all RSUs (except as may be provided by the Board or an authorized committee of the Board with respect to any RSUs at the time such RSUs are granted) into restricted share units of any entity participating in or resulting from the change of control.

The Existing RSUs immediately prior to the effective time of the Quad/Graphics Transaction may (i) be cancelled or (ii) become fully vested and redeemable only for cash.

The Potential RSUs immediately prior to the effective time of the Quad/Graphics Transaction may (i) be cancelled or (ii) become fully vested and converted into the Company’s Common Shares included in the calculation for the determination of the amount of consideration paid to the Company’s shareholders.

Plan changes

The Board or a committee authorized by the Board may amend or terminate the RSU Plan at any time provided that a change which materially adversely affects the rights of a participant requires the participant’s consent. In addition, Shareholder approval is required for the following amendments:

(i)     any amendment to the number of securities issuable under the RSU Plan, including an increase to a fixed maximum percentage or a change from a fixed maximum percentage of securities to a fixed maximum number of securities;

(ii)    any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)    the addition of any form of financial assistance;

(iv)    amendments permitting awards other than RSUs to be made under the RSU Plan; and

(v)    amendments deleting or reducing the range of amendments which require Shareholders’ approval under the RSU Plan.

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 13

Any amendment of a “housekeeping” nature, any change to the vesting provisions of the RSUs, and any change to the termination provisions of the RSUs or the RSU Plan which does not entail an extension beyond the original expiry date will not require Shareholder approval.

Assignment

RSUs are non-transferable.

The rights and obligations of the Corporation under the RSU Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation.

Term

The RSU Plan will terminate when no further RSUs remain outstanding. If Shareholder approval is obtained, then subject to the rules and policies of any exchange on which the Common Shares are listed, it may also be terminated by the Board at any time without notice or shareholder approval.

If the RSU Plan is terminated, all RSUs will be accelerated, whether or not vested, and, on a date or dates selected by the Board in its discretion, the “Payment Amount” (the number of RSUs in a participant’s account multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five immediately preceding trading days) will be paid to each participant in respect of RSUs granted before the date that Shareholder approval is obtained and an equivalent number of Common Shares will be issued for each RSU granted after the date that Shareholder approval is obtained.

Prior to the “Transaction Termination Date” (the date, if it occurs, on which the Quad/Graphics Transaction is terminated) with respect to RSUs granted prior to the date of Shareholder approval of the RSU Plan, and thereafter subject to the vesting conditions set forth in the RSU Plan, subject to any express resolution passed by the applicable committee of the Board, if a participant’s employment or service is terminated for Cause (as defined in the RSU Plan) or the participant resigns or retires from employment, then all RSUs granted to the participant, whether or not vested at such time, shall terminate without payment.

Resolution approving the Amended and Restated Restricted Share Unit Plan

The text of the resolution approving the RSU Plan to be put before Shareholders at the Meeting is as follows:

“BE IT HEREBY RESOLVED THAT:

1.            the Amended and Restated Restricted Share Unit Plan, as approved by the Board of Directors on March 31, 2010, and the issuance of 5,862,300 Common Shares pursuant to such plan (including pursuant to the 819,022.57 restricted share units currently outstanding), is hereby approved, confirmed and ratified; and

2.            any of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

For the reasons indicated above, the Board and management of the Company believe that the RSU Plan is in the best interests of the Company and, accordingly, recommend that Shareholders vote for the ratification and approval of the RSU Plan. To be effective, the resolution must be

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 14

passed by a majority of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The Named Proxyholders intend to vote the Voting Shares represented by any proxy appointing them as proxy for the approval of the foregoing resolution to ratify and approve the RSU Plan, unless the Shareholder who has given such proxy has directed in the proxy that the Voting Shares be voted against the approval of the foregoing resolution.

 (g) Other Business

Management does not intend to introduce any other business at the Meeting and is not aware of any amendments to the matters to be considered at the Meeting.  If other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, proxies appointing the Named Proxyholders as proxyholders will be voted in accordance with their best judgement.

NOMINEES FOR ELECTION AS DIRECTORS

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as Directors. The Shareholders can vote for or withhold from voting on the election of each Director on an individual basis. Unless authority is withheld, the Named Proxyholders, if named as proxy, intend to vote for these nominees. If prior to the Meeting any of the nominees set forth below is unable to or unwilling to serve, the Named Proxyholders will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting. Each nominee elected will hold office until his successor is elected at the next annual meeting of the Company, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed. All of the nominees have established their eligibility and willingness to serve as Directors. The information set out below is as of December 31, 2009.

Mark Alan Angelson 59 New York, United States Director Since: July 21, 2009 Non-Independent - Chief Executive Officer of the Company

Mark A. Angelson has served as Chairman of the Company since July 21, 2009, and as Chairman and Chief Executive Officer of the Company since September 8, 2009.  Prior to becoming the Company’s Chairman and Chief Executive Officer, Mr. Angelson served as Chairman of MidOcean Partners, a New York-based investment firm, from January 2008 until September 2009.  Mr. Angelson also served as Chief Executive Officer and a director of R.R. Donnelley & Sons Company (“R.R. Donnelley”), a provider of print and related services, from February 2004 through April 2007; as Chief Executive Officer and a director of Moore Wallace Incorporated from May 2003 to February 2004; as Chief Executive Officer and a director of Moore Corporation Limited from January 2003 to May 2003; and as lead independent director and non-executive Chairman of the Board of Moore Corporation Limited from November 2001 through December 2002.  Mr. Angelson served as Deputy Chairman of Chancery Lane Capital LLC, a private equity investment firm, from December 1999 through January 2002.  Mr. Angelson also served in various capacities, including as Deputy Chairman, at Big Flower Press Holdings, Inc., later known as Vertis Holdings, Inc., from 1996 until 2001. Mr. Angelson graduated from Rutgers College, where he was elected to Phi Beta Kappa, in 1972 and from Rutgers Law School in 1975. Mr. Angelson is expected to be appointed to the Board of Directors of Quad/Graphics, Inc. pursuant to the arrangement agreement between Quad/Graphics, Inc. and the Company dated as of January 25, 2010.

	Board/Committee Membership		Attendance		Public Board Membership
	Board of Directors Executive Committee		4 of 4 2 of 2	100% 100%	None
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	RSUs (#)	Total At- Risk Value of RSUs and DSUs(1) ($)
	2009	0	0	0	21,492	143,283	1,532,410.57

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 15

Michael Brennan Allen 50 Illinois, United States

Before joining the Board of the Company on July 21, 2009, Mr. Allen acted as the Chief Executive Officer of Leveler, L.L.C. from December 2007 until May 2009. During the three years prior to joining Leveler L.L.C., Mr. Allen was the President, Print Sector of Banta Corporation, a provider of printing, supply chain management and related services that was acquired by R.R. Donnelley on January 9, 2007. From 2001 to 2003, Mr. Allen acted as Executive Vice President at R.R. Donnelley, where he had held various positions since 1982.

Director Since:	Board/Committee Membership		Attendance		Public Board Membership
July 21, 2009	Board of Directors Compensation Committee Executive Committee		4 of 4 1 of 1 2 of 2	100% 100% 100%	None
Independent	Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	25,614	238,214.55

Raymond John Bromark 64 Florida, United States Director Since: July 21, 2009

In addition to serving on the Board of the Company and acting as Chair of the Company’s Audit Committee, Mr. Bromark is a Director and the Chairman of the Audit Committee of CA, Inc., a computer software company. He is also a member of the advisory board of the University of Delaware’s John L. Weinberg Center for Corporate Governance. Previously, Mr. Bromark was a partner at PricewaterhouseCoopers LLP (“PwC”) for 26 years. Prior to retiring from the firm in June 2006, Mr. Bromark acted as Deputy Vice Chairman Auditing and Business Advisory Services for the U.S. firm, was the global engagement partner responsible for reporting on the financial statements of EI DuPont de Nemours & Co. and led the firm’s Professional, Technical, Risk and Quality Group. From July 2006 to April 2007, Mr. Bromark served as a consultant to PwC. Mr. Bromark has spoken extensively on the future of external business reporting, corporate governance and Section 404 of the U.S. Sarbanes-Oxley Act.

Independent
	Board/Committee Membership		Attendance		Public Board Membership
	Board of Directors Audit Committee (Chair) Executive Committee		4 of 4 4 of 4 2 of 2	100% 100% 100%	CA, Inc.
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	33,214	308,889.93

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 16

Gabriel de Alba 37 Toronto, Ontario, Canada Director Since: July 21, 2009

Mr. de Alba is the Managing Director and Partner of the Catalyst Capital Group Inc., a private equity fund focused on distressed and turnaround opportunities.  In addition to serving on the Board of the Company, Mr. de Alba is the Chairman of the Board of Therapure Biopharma and Richtree Markets.  Mr. de Alba acted as Chairman and CEO of Cabovisao, an innovator in launching cable triple services in Europe and as President and Secretary of Cable Satisfaction.  Mr. de Alba has led several other turnaround and activist investments including AT&T Canada, AT&T Latin America, Call-Net, Stelco, CVRD and IMAX.  Mr. de Alba is fluent in 5 languages and has a double BS in Finance and Economics from NYU Stern School of Business, MBA from Columbia University and graduate studies in Mathematics and Computer Science from Harvard.

Independent
	Board/Committee Membership		Attendance		Public Board Membership
	Board of Directors Audit Committee Executive Committee		4 of 4 4 of 4 2 of 2	100% 100% 100%	None
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	30,398	282,701.52

James Joseph Gaffney 69 California, United States Director Since: July 21, 2009

Mr. Gaffney is an experienced executive who sits on the boards of several public and private companies. Since 2004, Mr. Gaffney has served as a director of Beacon Roofing Supply Inc., where he is currently the Chair of the Compensation Committee and a member of the Governance Committee. Since 2006, he has sat on the Board of Armstrong World Industries, where he is the Chairman of the Governance Committee and a member of the Compensation Committee. For the past nine years, he has served as a director of Imperial Sugar Co., where he is currently the Chairman of the Board. Since 1998, he has been a director of Pool Corp., and is at present a member of its Audit Committee and Chairman of its Governance Committee. Previously, Mr. Gaffney served as Chief Executive Officer and Chairman of the Board of General Aquatics, Inc., and in that capacity negotiated the sale of the company in May 1997 to a publicly-traded company.

Independent	Board/Committee Membership		Attendance		Public Board Membership
	Board of Directors Audit Committee Executive Committee		4 of 4 4 of 4 2 of 2	100% 100% 100%	Imperial Sugar Company SCP Pool Inc. Beacon Roofing Supply, Inc. Armstrong World Industries
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	25,614	238,214.55

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 17

Jack Kliger 63 New York, United States Director Since: July 21, 2009

Mr. Kliger is an executive with over 35 years of experience in the magazine publishing industry. He began a 20-year career with Advance Publications, Inc. (“Advance”) in 1980, when he accepted a position with GQ Magazine. During his career at Advance, he acted as publisher of GQ Magazine, publisher of Glamour magazine and in 1993 was promoted to the position of Executive Vice President of Conde Nast Publications, Inc. In 1997, he was appointed to the post of Executive Vice President of Parade Publications, Inc. the largest revenue publication at Advance. From 2005 to 2009, he was the President and Chief Executive Officer of Hachette Filipacchi Media U.S., the fifth largest magazine publisher in the United States. During that time, Mr. Kliger served as the Chairman of the Magazine Publishers of America. Since leaving Hachette Filipacchi Media U.S., he has acted as a consultant to TV Guide Magazine and to OpenGate Capital, a private equity investment firm.

Independent
	Board/Committee Membership		Attendance		Public Board Membership
	Board of Directors Compensation Committee Executive Committee		4 of 4 1 of 1 2 of 2	100% 100% 100%	None
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	25,614	238,214.55

David Lyman McAusland 56 Quebec, Canada Director Since: July 21, 2009 Independent

Mr. McAusland is a senior corporate lawyer and strategic advisor who practised law for over 20 years at a prominent Montreal law firm before joining Alcan Inc. in 1999, where he held various senior executive positions until 2008, including Executive Vice-President, Corporate Development and Chief Legal Officer. At Alcan Inc., he led a multi-country team which designed, negotiated and completed numerous complex cross-border transactions and investments and managed the company’s worldwide legal, governmental and regulatory affairs. After leaving Alcan Inc., he acted as a business consultant, joining McCarthy Tétrault LLP as a partner in 2009. Currently, Mr. McAusland acts as a director of Cogeco Inc., Cogeco Cable Inc., Cascades, Inc., Equinox Minerals Ltd. and Khan Resources Inc. and ATS Automation Tooling Systems Inc. Mr. McAusland is the Chairman of the Foundation of the National Circus School, a director of Centraide of Greater Montreal and a director for the Montreal General Hospital Foundation.

	Board/Committee Membership		Attendance		Public Board Membership
	Board of Directors Audit Committee Executive Committee		4 of 4 4 of 4 2 of 2	100% 100% 100%	Cogeco Inc.,/Cogeco Cable Inc., Cascades Inc., Equinox Minerals Ltd., Khan Resources Inc., ATS Automation Tooling Systems Inc.
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	28,485	264,906.73

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 18

Thomas O’Neal Ryder 65 Connecticut, United States Director Since: July 21, 2009 Independent

Mr. Ryder, our lead independent director, was Chairman of The Reader’s Digest Association Ltd. from April 1998 to December 2006 and Chief Executive Officer of the company from April 1998 to December 2005. Prior to joining The Reader’s Digest Association Ltd., Mr. Ryder served in a number of key executive roles at American Express, including President of the American Express Publishing Company and President of American Express Worldwide Publishing and Direct Marketing Businesses. In 1990, Mr. Ryder became President of Establishment Services Worldwide for American Express and subsequently ran one of the company’s largest businesses as President of American Express Travel Related Services Co. (International) Inc. Mr. Ryder is a former Chairman of the Magazine Publishers of America and a former board member of the Association of American Publishers and Direct Marketing Association. He is currently a member of the Board of Amazon.com Inc. and is the Chairman of the Audit Committee of Starwood Hotels and Resorts Worldwide Inc.

	Board/Committee Membership		Attendance		Public Board Membership
Lead Independent Director	Board of Directors Compensation Committee (Chair) Executive Committee		4 of 4 1 of 1 2 of 2	100% 100% 100%	Amazon.com, Inc. Starwood Hotels and Resorts, Inc.
Securities Held
	Fiscal Year	Common Shares (#)	Preferred Shares	Total At-Risk Value of Common Shares and Preferred Shares (1) ($)	DSUs (#)(2)	Total At- Risk Value of DSUs(1) ($)
	2009	0	0	0	32,018	297,768.18

Notes:

(1)   “At-Risk Value” means the “in the money” value of the applicable equity units using the volume weighted average trading price of $9.30 for the Common Shares on the TSX for the five trading days immediately preceding December 31, 2009.

(2)   The numbers of DSUs granted have been rounded to the nearest whole number.  Actual Plan awards are granted to three decimal places.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Director of the Company is, or within the ten years prior to the date hereof has: (a) been a director or executive officer of any corporation (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets other than Mr. Gaffney, who was a director of Imperial Home Decor Group, Inc., a private company, which filed for bankruptcy in 2003.

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 19

Director Committee Membership and Independence

The following table summarizes the members of each committee of the Board as of December 31, 2009.

Directors	COMMITTEES (NUMBER OF MEMBERS)
	Audit Committee (4)	Compensation Committee (3)	Executive Committee (8)
Independent Directors
Michael B. Allen		✓	✓
Raymond J. Bromark	Chair		✓
Gabriel de Alba	✓		✓
James J. Gaffney	✓		✓
Jack Kliger		✓	✓
David L. McAusland	✓		✓
Thomas O. Ryder		Chair	✓
Non-Independent Directors
Mark A. Angelson			✓

Director Attendance

Effective July 21, 2009, in connection with the Company’s emergence from protection under the Companies’ Creditors Arrangement Act in Canada and Chapter 11 of the U.S. Bankruptcy Code (collectively, “Creditor Protection”), a new Board of Directors, consisting of the current Directors, was appointed. Prior to July 21, 2009, the directors of the Company were: Michèle Desjardins, Douglas G. Bassett, André Caillé, Jacques Mallette, The Right Honourable Brian Mulroney and Alain Rhéaume.

The following table summarizes, for each of the current and nominee Directors, and the former Directors of the Company1 during the fiscal year ended December 31, 2009 (the “Fiscal Year 2009”), the number of meetings of the Board of Directors and its committees they attended during the Fiscal Year 2009.

Current Directors appointed on July 21, 2009 (Post-Emergence from Creditor Protection)
Directors	Board of Directors	Audit Committee	Compensation Committee	Executive Committee
Mark A. Angelson	4 of 4	N/A	N/A	2 of 2
Michael B. Allen	4 of 4	N/A	1 of 1	2 of 2
Raymond J. Bromark	4 of 4	4 of 4	N/A	2 of 2
Gabriel de Alba	4 of 4	4 of 4	N/A	2 of 2
James J. Gaffney	4 of 4	4 of 4	N/A	2 of 2
Jack Kliger	4 of 4	N/A	1 of 1	2 of 2
David L. McAusland	4 of 4	4 of 4	N/A	2 of 2
Thomas O. Ryder	4 of 4	N/A	1 of 1	2 of 2
Attendance Record	100%	100%	100%	100%

(1)           The former Directors ceased to hold office upon the appointment of the current Directors on July 21, 2009 pursuant to the Court Order.

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Former Directors prior to July 21, 2009 (Pre-Emergence from Creditor Protection)

Directors	Board of Directors	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Pension Committee	Restructuring Committee

Michèle Desjardins	11 of 12	N/A	6 of 6	2 of 2	2 of 2	20 of 20

Douglas G. Bassett	12 of 12	7 of 7	N/A	2 of 2	2 of 2	N/A

André Caillé	12 of 12	7 of 7	6 of 6	N/A	2 of 2	19 of 20

Jacques Mallette	10 of 12	N/A	N/A	N/A	N/A	20 of 20

The Right Honourable Brian Mulroney	10 of 12	N/A	N/A	N/A	N/A	N/A

Alain Rhéaume	12 of 12	7 of 7	6 of 6	2 of 2	N/A	20 of 20

Attendance Record	93%	100%	100%	100%	100%	99%

The table below summarizes the number of Board and committee meetings held during the Fiscal Year 2009:

Meetings held since July 21, 2009 (Post-Emergence from Creditor Protection)
Meeting Type	Totals
Board of Directors	4
Audit Committee	4
Human Resources and Compensation Committee	1
Executive Committee	2
Total number of meetings held	10
Meetings held prior to July 21, 2009 (Pre-Emergence from Creditor Protection)
Meeting Type	Totals
Board of Directors	12
Audit Committee	7
Human Resources and Compensation Committee	6
Nominating and Corporate Governance Committee	2
Pension Committee	2
Restructuring Committee	20
Total number of meetings held	49

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 21

Director Education

The Company provides access to and financial support for continuing education courses through the Company’s Continuing Education Program for its Directors, which states, among other things, that each of the Directors is entitled to attend seminars offered by the Institute of Corporate Directors and such other specialized firms selected by the Company.

For further information on Director education see “Director Orientation and Continuing Education” on page 40.

Compensation of Independent Directors

Independent Directors Fees(1)

The Board has established a flat fee structure for all independent Directors, which was revised on August 13, 2009. Under the revised fee structure, independent Directors each receive a flat annual fee of $180,000 and the Chairs of the Audit and Compensation Committees each receive an additional $45,000. The following table sets out details of the flat fee structure effective August 13, 2009:

TYPE OF COMPENSATION	FLAT FEE
Board Membership	$180,000
Committee Chair	$45,000

Note:

(1)   Mr. Angelson is the only non-independent Director.

The flat fee for Board membership is paid 50% in cash and 50% in DSUs. On an annual basis, an independent Director can elect to receive a greater percentage of his or her flat fees in DSUs.  In addition, independent Directors are also entitled to the reimbursement of their reasonable Board related expenses.

The main purpose of the DSU Plan is to provide Directors and executive officers of the Company with the opportunity to acquire DSUs in order to allow them to participate in the long term success of the Company and to promote a greater alignment of their interests with the interests of Shareholders.  Each non-management Director receives, on the last day of each quarter, that number of DSUs having a value equal to 50% of his or her retainer for board membership (or, if the Director so chooses, up to 100% of such Director’s total compensation) for the current quarter. The number of DSUs granted to a Director is determined by dividing the value of the portion of the Director’s compensation to be paid in DSUs by the volume weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately preceding the date of grant. Following a grant of DSUs and prior to redemption, additional DSUs are also earned on such granted DSUs in payment of amounts equivalent to the amount of dividends paid on Common Shares. Within a specified period of time after a Director ceases to be employed by the Company, a DSU may be redeemed for cash in an amount equal to the volume weighted average trading price of the Common Shares on the TSX over the five trading days preceding the redemption date.

At the Meeting, the Shareholders will be asked to ratify and approve the DSU Plan to permit DSUs to be redeemed for either (i) Common Shares issued from treasury (on a one DSU for one Common Share basis) or, as is currently permitted, (ii) the cash amount of such redeemed DSUs calculated in the manner described in the preceding paragraph. For more details on the amendments to the DSU Plan, see “Business of the Meeting, (e) Adoption of the Amended and Restated Deferred Share Unit Plan” on page 7.

Director Compensation Table

The table below reflects compensation earned by each of the non-management Directors for 2009. Note that disclosure regarding the compensation of Mr. Angelson can be found below under the heading “Executive Compensation”.

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Name	Fees earned ($)	% of Total Fees Taken in DSUs	All other compensation ($)(3)	Total ($)
Michael B. Allen(1)(2)	90,000	50%	N/A	45,000
Raymond J. Bromark(1)(2)	112,500	60%	N/A	45,000
Gabriel de Alba(1)(2)	90,000	100%	N/A	N/A
James J. Gaffney(1)(2)	90,000	50%	N/A	45,000
Jack Kliger(1)(2)	90,000	50%	N/A	45,000
David L. McAusland(1)(2)	90,000	80%	N/A	18,000
Thomas O. Ryder(1)(2)	112,500	50%	N/A	56,250
TOTALS	675,000	N/A	N/A	254,250

Notes:

(1)          Appointed to the Board effective July 21, 2009.

(2)          Each Director appointed on July 21, 2009 received an initial grant of DSUs in connection with his appointment to the Board pursuant to a Board resolution dated August 13, 2009.  The initial grant was entirely paid in DSUs.  Messrs. Allen, De Alba, Gaffney, Kliger and McAusland each received an initial grant of 20,830.922 DSUs. Messrs. Bromark and Ryder each received an initial grant of 26,038.653 DSUs.

Name	Fees earned (US$)	% of Total Fees Taken in DSUs	All other compensation (US$)(3)	Total (US$)
Michèle Desjardins(1)	180,000	N/A	N/A	180,000
Douglas G. Bassett(1)	154,500	N/A	N/A	154,500
André Caillé(1)	199,500	N/A	N/A	199,500
The Right Honourable Brian Mulroney	325,000	N/A	46,296.52(2)(3)	371,296.52
Alain Rhéaume(1)	217,000	N/A	N/A	217,000
TOTALS	1,076,000	N/A		1,076,000

Notes:

(1)                 The former Directors ceased to hold office upon the appointment of the current Directors on July 21, 2009 pursuant to a court order.

(2)                 Mr. Mulroney was provided with a chauffeur, whose wages, bonus, vacation, pension benefits, RRSP, Insurance and other expenses amounted to CDN$48,452.66.

(3)                Amount paid in CDN$. Converted to US$ based on December 31, 2009, exchange rate: CDN$1 = US$0.9555.

Directors’ Share Ownership

In August 2009, the Board established a policy (the “Policy”) requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to three times his or her retainer for Board membership with such holding to be in place within 5 years of such Director taking office.

The following table outlines the aggregate value of the DSUs held by each Director who was on the Board as of December 31, 2009 and, in the case of Mr. Angelson, the aggregate value of the DSUs and the RSUs held by him, based on the TSX closing price ($9.30) of the Common Shares as of December 31, 2009, and whether each Director is in compliance with the Company’s share ownership guidelines by comparing the value of the holding versus the amount of the Director’s retainer for Board membership (equity linked compensation in the case of Mr. Angelson) for 2009.

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 23

Name	Value of Common Shares, DSUs and RSUs Held ($)	Meet Current Share Ownership Guidelines
Mark A. Angelson	1,532,410.57	No(1)
Michael B. Allen	238,214.55
Raymond J. Bromark	308,889.93
Gabriel de Alba	282,701.52
James J. Gaffney	238,214.55
Jack Kliger	238,214.55
David L. McAusland	264,906.73
Thomas O. Ryder	297,768.18

Note:

(1)  The Policy was implemented in August 2009 after the Company emerged from Creditor Protection. As a result, the new and current Directors have not been able to meet the current share ownership guidelines and have 4 years from the date of their appointment as Directors to meet the guidelines.

COMPENSATION DISCUSSION AND ANALYSIS

Mandate and 2009 Activities of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “Compensation Committee”) assists the Board in fulfilling its governance responsibilities for the Company’s human resources policies and practices. As part of its mandate, the Compensation Committee reviews the Company’s compensation principles, policies and plans and reports to the Board on the Company’s executive compensation. In order to enhance the Company’s ability to attract, motivate and retain high-performing senior management required to attain its financial, operating and performance objectives, the Company has developed and implemented an executive compensation policy. This policy is intended to ensure that the Company’s executives receive total compensation that (a) is  competitive with the compensation received by executives employed by a group of comparable North American companies, (b) rewards superior performance and (c) aligns the executives’ interests with those of the Shareholders. The reference market is comprised of a combination of American and Canadian public companies of comparable size and complexity operating in the media, information and entertainment, printing, manufacturing and other capital intensive industries, with international scale and scope. The compensation strategy is weighted towards “pay-for-performance” components.

The Company must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. In general, the Company and the Compensation Committee set the remuneration of executive officers at the median to the 75th percentile of the overall compensation paid to executives in the reference market.

The Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Company and vital to the formulation and implementation of its strategic plan and financial objectives. The executive compensation package reviewed by the Compensation Committee aims primarily at:

•                  Maximizing the creation of shareholder value;

•                  Promoting the achievement of organizational objectives;

•                  Ensuring that financial targets are achieved or surpassed;

•                  Attracting, retaining and rewarding key contributors; and

•                  Providing compensation substantially in line with that offered by comparable companies.

The executive compensation package is composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 24

The relative weight attributed to each component of compensation varies according to the level and nature of the executive’s position with the Company. In general, the higher the position, the greater will be the component of compensation that is variable and at risk. The Company believes that this system serves to better align an executive’s degree of influence and the Company’s operational results. The relative weight attributed to each component of the remuneration is determined according to market figures and takes into account the Company’s internal policies and performance. The compensation structure for the most highly ranked executives approved by the Compensation Committee attributes a weight ranging from 20% to 40% to base compensation and 60% to 80% to incentive compensation (short-term and long-term incentive compensation) and for other executives a weight ranging from 45% to 70% is attributed to incentive compensation (short-term and long-term incentive compensation).

On July 21, 2009, when the Company emerged from Creditor Protection, the new and current Board adopted a resolution (i) disbanding all the then existing Board committees and repealing their respective terms of reference and (ii) constituting new Board committees, including the Compensation Committee as currently constituted, approving their respective charters and appointing directors to each new committee. Since July 21, 2009, the Compensation Committee is comprised of three Directors, all of whom are “independent directors” within the meaning of Section 1.4 of National Instrument 52-110 Audit Committees. The Board believes that each current Compensation Committee member possesses skills and/or experience which are relevant to the mandate of the Compensation Committee.

The members of the Compensation Committee are appointed annually by the Board of Directors and serve at the pleasure of the Board until their successors are duly appointed.

Following the Company’s emergence from Creditor Protection, the current Compensation Committee met one time in 2009. All members of the Compensation Committee attended the meeting. Prior to the Company’s emergence from Creditor Protection, the former Compensation Committee met six times and all members of the former Compensation Committee attended the meetings.

In fulfilling its mandate in 2009 with respect to total compensation, prior to the emergence from Creditor Protection, the former Compensation Committee, among other things, determined and implemented salary adjustments for senior executives, approved payments under the Management Incentive Compensation Plan and Plant-Based Incentive Plan for the 2008 fiscal year, reviewed and administered the salary compensation adjustment program, approved the 2009 Management Incentive Compensation Plan for the second half of 2009 and reviewed and considered discussion regarding the Supplemental Executive Retirement Plans and Restoration Plans in the context of the creditor protection. Following the emergence from Creditor Protection, the current Compensation Committee reviewed the compensation of the Company’s newly appointed senior executives and reviewed and implemented the revised DSU Plan and RSU Plan.

Compensation Consultant

In 2009, following the Company’s emergence from Creditor Protection, the Compensation Committee engaged Towers Perrin Inc. (now Towers Watson) (“Towers”) as an independent consultant to provide compensation consultancy in the areas of comparative market data and program design in respect of the compensation paid to the Company’s executive management. The fees paid to Towers for this support were CDN$200,354.30 (excluding applicable taxes) for the 2009 fiscal year.  Although Towers provides advice to the Compensation Committee, the decisions reached by the Compensation Committee may reflect factors and considerations other than the information and recommendations provided by Towers.

In July 2009, the new Board retained Hugessen Consulting Inc. to assist it in determining its Board compensation, based on an analysis of a selected U.S. group of companies and a similar analysis of a selected Canadian group of companies, including a review of the level and form of director compensation in the United States and Canada.  The U.S. comparator group of companies was composed of publicly traded U.S. based companies classified as “industrial” companies, and the Canadian comparator group of companies was composed of publicly traded Canadian based companies operating across all industries, in both cases with size similar to the Company based on revenue.  The Company paid fees of CDN$44,100 in connection with Directors’ compensation.

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In August 2009, the Board retained the services of Hugessen Consulting Inc. to assist it in determining the compensation of Mr. Mark A. Angelson, who was appointed as Chief Executive Officer of the Corporation on September 8, 2009. The Company paid Hugessen Consulting Inc. fees of CDN$76,400.50 for the above consulting services in connection with Mr. Angelson’s compensation.

Compensation Elements

It is the compensation philosophy of the Company to provide a blend of base salary, bonus and equity incentive components. The following summarizes these aspects of compensation.

Base Salary and Benefits

The Company’s salary and benefits policies are determined using various annual compensation surveys that are representative of the reference market. As described above, the reference market consists of American and Canadian public companies of comparable size and complexity in the media, information and entertainment, printing, manufacturing and other capital intensive industries, with international scale and scope, which are specifically prepared on behalf of the Company by consulting firms on the basis of a list of comparable companies. The base compensation paid to employees of the Company is established on the basis of business trends in the countries in which the Company operates, taking into account economic trends, the Company’s profitability and return on capital.

Base salaries are reviewed on an annual basis; increases are not automatic and are typically provided only if an executive assumes additional material responsibilities or there is an increase in base salary levels for executives in the reference market. The Compensation Committee reviews the base salaries of the Named Executive Officers. Taking into account each Named Executive Officer’s level of responsibility, experience and sustained contribution, the Compensation Committee makes the appropriate adjustments, as required. Similarly, in order to ensure that the officers’ base salaries are competitive, the Compensation Committee looks to the median salaries paid to executives of the reference market and, if necessary or appropriate, makes certain adjustments thereto.

Short-Term Incentives

The Company maintains a short-term incentive plan (referred to as the “Management Incentive Compensation Plan” or the “MICP”) for the management of the Company and its subsidiaries, which provides for the payment of cash bonuses to executives and managers whose business units (printing service groups or divisions) attain results in line with the annual financial and strategic targets approved by the Company, and additional bonuses if the operating results have surpassed these financial and strategic targets. The Company’s short-term incentive plan focuses on the achievement of key financial and strategic performance indicators, such as earnings before interest, tax, depreciation and amortization (“EBITDA”) and creating value for the Company’s stakeholders. The specific amount of these payments must be approved by the Compensation Committee.

In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities and whether or not the specified financial and strategic objectives have been attained. When such objectives are exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances.

Each key financial performance indicator and objective that makes up an individual’s bonus carries a predetermined percentage weighting which is set at the beginning of each financial year. For each bonus level, a range is established which is comprised of a target and a maximum percentage payout associated with each target. The total bonus paid to an individual results from the sum of the various components that make up the individual’s predetermined financial and strategic targets; however, the Compensation Committee has the discretion, when it deems it appropriate, to diverge from the predetermined financial and strategic targets in exceptional circumstances. The Compensation Committee may also make discretionary bonus awards in recognition of an individual’s special achievements or contributions to the Company in a particular financial year.

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 26

EBITDA targets for the Company’s business units are the principal measures for determining bonuses awarded under the MICP.  Effective July 1, 2009, a threshold was established whereby no payments would be made under the MICP unless the budgeted consolidated corporate EBITDA result was achieved. This target was surpassed for the period following the Company’s emergence from Creditor Protection and bonuses were paid (as disclosed below).

Long-Term Incentives

The Compensation Committee believes that granting RSUs and DSUs to key personnel can serve to advance the interests of the Company through attracting, retaining and rewarding high-performing talent and to secure for the Company and its Shareholders the benefits inherent in the ownership of Common Shares. In determining the eligibility of an individual to participate in the RSU Plan, the Compensation Committee gives consideration to an individual’s performance, position, and potential contribution to the success of the Company. The value of RSUs granted to a senior executive is determined by using comparator group practices as relevant benchmarks. The Compensation Committee also exercises discretion when making Long term incentive compensation decisions to reflect extraordinary events and prevailing circumstances and market conditions.

For a description of the RSU Plan, see “Business of the Meeting, (f) Adoption of the Amended and Restated Restricted Share Unit Plan” on page 11.

For information on the DSU Plan, see “Compensation of Independent Directors” on page 22 and “Business of the Meeting, (e) Adoption of the Amended and Restated Deferred Share Unit Plan” on page 7.

Indirect Compensation, Benefit and Perquisites

Senior executive officers have similar benefit programs to other employees of the Company. These programs provide competitive extended medical, dental, basic life and accident insurance coverage for employees and their dependants, as well as income protection in case of disability.  Coverage can be increased subject to the employee paying additional premiums.

Perquisites provided to senior executive officers include parking, car allowance, additional life insurance, long-term disability, an annual executive medical and a medical reimbursement plan. These perquisites are comparable to those offered by companies in the comparator groups and cease being provided to the executive officer upon the termination, retirement or death of such executive (subject to governing provisions, if any, in each individual’s employment agreement).

Pension and other Benefit Plans

Canadian Pension Plans

The Company has a registered defined benefit pension plan for its non-unionized Canadian employees (the “Registered Plan”), which also covers executive officers of the Company. The pension is calculated for the executive officers on the basis of the average earnings of the five consecutive years in which the earnings were the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Company. The annual pension payable at 65 under the Registered Plan for each Named Executive Officer (based on his compensation level) is equal to the maximum annual benefit prescribed by the Income Tax Act multiplied by the number of years of credited service under the Registered Plan.

The maximum pension payable under the Registered Plan is as prescribed by the Income Tax Act. For the year 2009, an executive participant contributes to the plan an amount equal to 5% of his or her earnings not exceeding CDN$122,222 up to a maximum of CDN$6,111.11 per year. In the event that such participant’s earnings exceed the maximum, benefits will be paid from the unfunded Worldcolor

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 27

Restoration Plan (the “Restoration Plan”), which provides benefits in excess of the maximum earnings (excluding bonuses) and based on the same formula as that found in the Registered Plan. Non-executive service under the Restoration Plan will be subject to a maximum of CDN$250,000 in total earnings.

A participant’s pension is payable for life. In case of death after retirement, the plan provides an executive participant with a five-year full pension guarantee starting at the retirement date. After such period, the participant’s surviving spouse will continue to receive for life 60% of the pension.

In addition to the Registered and Restoration Plans, the Company provides a Supplemental Executive Retirement Plan (“SERP”) for designated Canadian executive officers. The SERP provides for additional benefits based on average earnings including bonuses, and offsets benefits payable under the Registered and Restoration Plans.  The pension is payable under similar terms as the Registered and the Restoration Plans.

For all three plans, the pension formula for executive service is 2% of average earnings times the number of years of credited service (executive service). For non-executive service, the pension formula is the sum of 1.3% of the average Year’s Maximum Pensionable Earnings (“YMPE”) and 2% of the average earnings exceeding the YMPE, times the number of years of non-executive service.

U.S. Pension Plans

Qualified Pension Plan

The Company sponsors a qualified defined benefit retirement plan to provide retirement income to eligible US-based employees.  Benefits accrued under the World Color Pension Plan (“PEP”, a pension equity plan formula) were frozen as of September 30, 2006.  The normal retirement date is the first day of the month following the attainment of age 65.  Participants (those grandfathered from a certain prior pension plan) may commence retirement early where the transition credit portion of the benefit would be reduced by .25% for each of the first 300 months by which payment precedes age 65.  The transition credit portion of the benefit for participants grandfathered from other pension plans will be treated differently.  The portion of the benefit not subject to such reduction (the “basic portion”) is increased by 2.5% per year from September 30, 2006 to commencement of retirement.  Optional forms of benefit are payable as a life annuity, joint and survivor annuity, or a single lump sum payment.

Non-Qualified Restoration Plan

The Company also sponsors a non-qualified pension plan that provides eligible US-based employees with retirement benefits in excess of those permitted under the qualified retirement plan.  The benefits provided under the non-qualified restoration plan are equal to the benefits that would have been provided under that qualified plan if Excess Average Compensation were used.  “Excess Average Compensation” is determined by taking the excess of (a) over (b), where (a) is the average compensation based on compensation without regard to the limitations imposed by the Internal Revenue Code, but limited to $300,000 for compensation earned after December 31, 2003; and (b) is the average compensation that can be taken into account under a qualified plan.  Benefits accrued under this plan were also frozen as of September 30, 2006. Benefits under the non-qualified restoration plan are payable as a single lump sum payment only.

Performance Graph

Due to the Company being under Creditor Protection from January 21, 2008 to July 21, 2009, and the change in its share structure upon emerging from Creditor protection, it is not possible to show the cumulative return for the Company’s shares during the Creditor Protection Period, or to compare the cumulative return for the Common Shares of the Company after emerging from Creditor Protection to the Subordinate Voting Shares of the Company traded on the TSX prior to filing for Creditor Protection. As a result, below are two performance graphs, (i) one for the period from December 31, 2004 to January 21, 2008 showing, for the applicable period, the cumulative return for the Subordinate Voting Shares of the Company (assuming reinvestment of dividends) compared to the cumulative total return of the S&P/TSX

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 28

Composite Index, assuming the reinvestment of all dividends and (ii) for the period from August 26, 2009 (when the Company’s post reorganization Common Shares were listed and commenced trading on the TSX) to December 31, 2009 showing, for the applicable period, the cumulative return for the Common Shares (assuming reinvestment of dividends) compared to the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends. Each graph and the table below each graph show what a $100 investment made at the commencement of the applicable period in Subordinate Voting Shares or Common Shares, as applicable, and in the S&P/TSX Composite Index, would be worth every year and at the end of each year and the end of the applicable period following the initial investment.

(i) From December 31, 2004 to January 21, 2008

	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	January 21, 2008
QUEBECOR WORLD INC.	$100	$63	$56	$7	$1
S&P/TSX COMPOSITE INDEX	$100	$124	$146	$160	$140

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 29

(ii) From August 26, 2009 to December 31, 2009

	August 26, 2009	December 31, 2009
WORLD COLOR PRESS INC. CDN$	$100	$111
WORLD COLOR PRESS INC. US$	$100	$116
S&P/TSX COMPOSITE INDEX	$100	$109

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Executive Compensation

Summary Compensation Table

The following table provides information for the years ended December 31, 2009 and 2008 regarding the annual compensation paid to or earned by the Company’s Chief Executive Officer, the Company’s Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2009 and any other officer who would have qualified under either of the above criteria but was not an employee of the Company as of December 31, 2008 or 2009, as the case may be (the “Named Executive Officers” or “NEOs”).

Name and principal position	Year Ended	Salary ($)	Share-based awards ($)(1)	Non-equity annual incentive plan compensation ($)	Pension Value ($)(9)	All other compensation ($)(2)	Total compensation ($)
Mark A. Angelson Chairman and Chief Executive Officer(3),(10)	2009	0	5,750,000	0	0	0	5,750,000
Andrew P. Hines Interim Executive Vice President and Chief Financial Officer(4),(10)	2009	35,671	825,000	323,089	0	87,500(5)	1,271,260
Robert L. Sell Executive Vice President and Chief Information Officer (10)	2009	90,137	525,000	90,600	0	0	705,737
John V. Howard, Executive Vice President and Chief Legal Officer(10)	2009	141,781	675,000	165,600	0	0	982,381
Ben Schwartz, Executive Vice President Human Resources	2009	CDN$302,299	CDN$472,500	CDN$110,373	CDN$54,489	0	CDN$939,661
	2008	CDN$317,254	0	CDN$304,147	CDN$53,753	CDN$223,752(6),(7)	CDN$898,906
Jacques Mallette Former President and Chief Executive Officer(3)	2009	CDN$621,671	0	CDN$83,932	CDN$359,541	CDN$88,788(8)	CDN$1,153,932
	2008	CDN$1,000,000	0	CDN$1,431,076	CDN$729,965	0	CDN$3,161,041
Jeremy Roberts Former Chief Financial Officer(4)	2009	CDN$222,598	0	CDN$21,821	CDN$39,026	0	CDN$283,445
	2008	CDN$280,902	0	CDN$309,447	CDN$109,865	0	CDN$700,214

Notes:

(1)   Includes all RSUs and DSUs awarded to each NEO.

(2)   Other benefits did not exceed the lesser of $50,000 and 10% of the total salary for the Named Executive Officer.

(3)   Mr. Mallette ceased to be employed by the Company effective September 8, 2009. Mr. Angelson was appointed as Chief Executive Officer of the Company effective September 8, 2009.

(4)   Mr. Roberts resigned as Chief Financial Officer of the Company effective October 5, 2009. Mr. Hines assumed the CFO responsibilities as Interim Executive President and Chief Financial Officer on September 14, 2009.

(5)   Mr. Hines was retained as a consultant to the Company from September 14, 2009 to November 30, 2009 and received $87,500 in connection with the consulting services he provided to the Company.

(6)   Includes certain payments made in U.S. Dollars and converted to Canadian Dollars at an average exchange rate of CDN$1.00 – US$0.9381 for the year ended December 31, 2008.

(7)   Expenses incurred upon a relocation to Canada, including costs related to the sale and purchase of his primary residence, tax planning, legal expenses, moving expenses, car allowance, and other international relocation expenses. Includes $57,264 (CDN$61,042).

(8)   CDN$88,788, representing outstanding vacation pay, paid to Mr. Mallette further to his termination of employment.

(9)   Compensatory Change as indicated in the Pension and Other Benefit Plans Table on page 33.

(10) Mark A. Angelson, Andrew P. Hines, Robert L. Sell and John V. Howard were not employed by the Company in 2008.

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 31

Outstanding Share-based awards

The following table provides details regarding the outstanding DSUs and RSUs granted to the Named Executive Officers as of December 31, 2009:

Share-based Awards (DSUs and RSUs)
Name	Number of DSUs and RSUs that have not vested (#)	Market or payout value of DSU and RSU awards that have not vested ($)(1)
Mark A. Angelson	429,848.694 (RSU) and 64,477.305 (DSU)	3,997,592.85 (RSU) and 599,638.94 (DSU)
Andrew P. Hines	62,061.183 (DSU)	577,169 (DSU)
Robert L. Sell	52,657.974 (RSU)	489,719.16 (RSU)
John V. Howard	67,703.109 (RSU)	629,638.91 (RSU)
Ben Schwartz	44,035.415 (RSU)	CDN$427,029.03 (RSU)

Note:

(1)          Based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding December 31, 2009.  The price is US$9.30 and CDN$9.6974.

Incentive Plan Awards – Value Vested or Earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2009 under the Short Term Incentive Plan and the Long Term Incentive Plan:

Name	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark A. Angelson	1,545,478.33	0
Andrew P. Hines	195,147.95	323,089
Robert L. Sell	0	90,600
John V. Howard	0	165,600
Ben Schwartz	0	CDN$110,373
Jacques Mallette	0	CDN$83,932
Jeremy Roberts	0	CDN$21,821

Note:

(1)          As at the applicable vesting date, using the volume weighted average share price for the Common Shares for the five days preceding the vesting date

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Pension and Other Benefit Plans

The following table provides details on the accrued obligations under the Company’s defined benefit pension plans:

	Number of years credited	Annual benefits payable(1)		Accrued obligation at start year(4)	Compensa- tory change(5)	Non- compensat-	Accrued obligation at year end(7)
Name	service (#)	At year end(2)($)	At age 65(3) ($)	($)	($)	ory change(6) ($)	($)
Mark A. Angelson	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Andrew P. Hines	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert L. Sell	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John V. Howard	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ben Schwartz	2.194	CDN$13,613	CDN$88,069	CDN$41,830	CDN$54,489	CDN$56,740	CDN$153,059
Jacques Mallette	Registered Plan: 6.4578 SERP: 3.9358	CDN$93,424	N/A	CDN$855,781	CDN$359,541	CDN$ (585,759)	CDN$629,563(8)
Jeremy Roberts	11.788	CDN$50,021	N/A	CDN$375,063	CDN$39,026	CDN$ (153,717)	CDN$260,372(8)

Notes:

(1)   The annual lifetime benefits payable assume all individual vesting requirements are met. In the event they are not, the amount of benefits payable would be reduced.

(2)   The annual lifetime benefits are based on earnings, Year’s Maximum Pensionable Earnings, Income Tax Act maximum and credited service up to December 31, 2009.

(3)   The annual lifetime benefits are based on earnings, Year’s Maximum Pensionable Earnings and Income Tax Act maximum as at December 31, 2009 and projected credited service up to age 65. The normal retirement age under the SERP is age 62.

(4)   The accrued obligation is the value of the projected pension earned for service to September 30, 2008 based on disclosure assumptions of the SERP as at September 30, 2008, being the plan measurement date used in the Company’s audited financial statements for the 2008 financial year.  Please refer to the Audited Annual Financial Statements of the Company for the fiscal year ending December 31, 2008 for the assumptions used to determine the accrued obligation, including a discount rate of 7% for Canadian plans and 7.5% for US plans.

(5)   The compensatory change in the accrued obligation from December 31, 2008 to December 31, 2009 is due to service cost (with interest) and differences between actual and assumed compensation.

(6)   The non-compensatory change in the accrued obligation from September 30, 2008 to December 31, 2009 is due to experience gains and losses that are not compensatory, assumption changes, the obligation difference between September 30, 2008 and December 31, 2008 to reflect the change in measurement date, as well as interest on accrued obligation as at December 31, 2008.

(7)   The accrued obligation is the value of the projected pension earned for service to December 31, 2009 based on disclosure assumptions of the SERP, including a discount rate of 5.3% for the Canadian plans and 5.8% for the US plans, as at December 31, 2009 which is the plan measurement date used in the Company’s audited financial statements for the 2009 financial year. This amount increases with age and is significantly impacted by the change in the interest rate.

(8)   The accrued obligation at year end for Mr. Mallette and Mr. Roberts are based on a deferred pension payable at age 65.

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Employment Contracts – Termination and Change of Control Benefits

The following describes the respective employment agreements entered into by the Company and the Named Executive Officers which address each NEO’s entitlements in the event of termination for cause, termination without cause and termination without cause following a change of control of the Company.

Mark A. Angelson

The employment agreement with Mr. Angelson was passed by way of a Board of Directors’ resolution dated September 7, 2009.  Mr. Angelson receives no cash salary, no cash bonus, and no perquisites (including no health insurance).  Upon becoming Chief Executive Officer of the Company, he waived all past and future director’s fees and was granted RSUs (in lieu of cash bonuses) with an original value of $5,000,000 and DSUs (in lieu of cash salary) with an original value of $750,000, in each case vesting in twelve equal monthly instalments. Upon termination, the unvested RSUs will not vest only if Mr. Angelson’s employment is terminated with cause or he resigns (other than at the request of the Board).  The Board also may not elect to convert the DSUs into DSUs of any entity participating in or resulting from a change of control.  Any DSUs outstanding would immediately vest in the event of a change of control.  Mr. Angelson is subject to a 24-month non-competition covenant upon ceasing to be employed by the Company.

Andrew P. Hines

The Company entered into a consulting contract with Mr. Hines effective as of September 14, 2009, which was terminated and replaced by an employment contract as of December 1, 2009, pursuant to which Mr. Hines agreed to serve as the interim Executive Vice President and Chief Financial Officer of the Company and World Color (USA) Corp. Mr. Hines is entitled to compensation of $420,000 per year plus any such increments thereto, bonuses and grants of DSUs as the Board may from time to time determine. The Company may terminate this agreement at any time with or without cause (including death and disability) without any notice period except for termination for disability, in which case Mr. Hines is entitled to 30 days notice. In the event of a termination without cause following a change of control or Mr. Hines resigns for good reason, all of the DSUs granted to Mr. Hines fully vest on the date Mr. Hines provides a written release to the Company releasing it from any further obligations under the employment agreement.

Robert L. Sell

The Company entered into an employment agreement with Mr. Sell on September 28, 2009.  Mr. Sell received a signing bonus of $90,600 and is entitled to receive an annual base salary of $350,000, plus any such increments thereto, bonuses and long term incentive awards as the Board may determine from time to time.  Mr. Sell was granted $525,000 in RSUs. The Company is entitled to terminate the agreement immediately at any time with or without cause upon giving written notice.  In the event that the Company terminates Mr. Sell’s employment without cause or Mr. Sell resigns for good reason, the employment agreement provides for the following severance payments: (i) a lump sum payment equal to the current base salary and the target bonus amount and health coverage amount, and (ii) the cost of outplacement services (not to exceed $20,000).  In the event of a termination without cause following a change of control, or Mr. Sell resigns for good reason, the Company would provide the following payments: (i) two times the sum of the base salary and the target amount, plus the health coverage, (ii) outplacement services, and (iii) all equity and equity-based awards (including RSUs) would immediately vest.  Mr. Sell must provide a written release to the Company releasing it from any further obligations under the employment agreement

John V. Howard

The Company entered into an employment agreement with Mr. Howard on September 8, 2009.  Mr. Howard received a signing bonus of $165,600 and is entitled to receive an annual base salary of $450,000, plus any such increments thereto, bonuses and long term incentive awards as the Board may determine from time to time.  Mr. Howard was granted $675,000 in RSUs. The Company is entitled to

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terminate the agreement immediately at any time with or without cause upon giving written notice.  In the event that the Company terminates Mr. Howard’s employment without cause or Mr. Howard resigns for good reason, the employment agreement provides for the following severance payments: (i) a lump sum payment equal to the current base salary, target bonus amount and health coverage amount, and (ii) the cost of outplacement services (not to exceed $20,000).  In the event of a termination without cause following a change of control, or Mr. Howard resigns for good reason, the Company would provide the following payments: (i) two times the sum of the base salary and the target amount, plus the health coverage, (ii) outplacement services, and (iii) all equity and equity-based awards (including RSUs) would immediately vest.  Mr. Howard must provide a written release to the Company releasing it from any further obligations under the employment agreement.

Ben Schwartz

The Company entered into an employment agreement with Mr. Schwartz on December 11, 2009 which superseded all previous arrangements with Mr. Schwartz and the Company. Mr. Schwartz is entitled to compensation of CDN$350,000 per year plus any such increments thereto, bonuses and grants of RSUs as the Board may from time to time determine. This agreement may be terminated at any time for cause without notice. The Company may terminate this agreement without cause on 12 months’ notice, or by making a payment that is equivalent to a minimum of Mr. Schwartz’s annual salary at the time of termination, plus the prorated annual incentive bonus payment, if any, owed under the MICP for the year in which Mr. Schwartz is terminated. Further, if this agreement is terminated without cause, Mr. Schwartz is entitled to all RSUs that have vested as of the date of termination, including all RSUs that were scheduled to vest within 12 months of that date, which shall immediately vest on the date of termination. Any RSUs not scheduled to vest within 12 months of the date of termination are forfeited. If his employment is terminated without cause, or he resigns from his position for good reason within a period of two years following a change of control of the Company, Mr. Schwartz is entitled to a payment of 2 times his annual base salary plus two times his annual incentive bonus payment for the year in which he is terminated and all equity awards not previously vested shall become fully vested.  Mr. Schwartz is subject to a 12-month non-competition covenant.

Jacques Mallette

The Company entered into an employment agreement with Mr. Mallette on December 16, 2007 which provided, among other things, that in the event that his employment was terminated without cause, he would be entitled to a reasonable severance payment. Mr. Mallette’s employment was terminated by the Company on September 8, 2009. On February 25, 2010, Mr. Mallette commenced a proceeding in the Québec Superior Court against the Company claiming damages of $10,650,000, plus an additional $500,000 in post-termination damages, for an aggregate claim of $11,150,000 plus costs and interest, which claim was increased by $246,000 on March 22, 2010.  While the Company has not officially responded to these materials, it is of the view (without prejudice or admission of any kind) that the claim is unfounded and exaggerated.  However, at this stage, it is not possible to evaluate the expected timing of the resolution of this matter or the expected outcome.

Jeremy Roberts

The Company entered into an employment agreement with Mr. Jeremy Roberts on October 22, 1997.  At time of termination Mr. Roberts’ base salary was CDN$277,875. He was also entitled to bonuses and long term incentive awards as the Board determined from time to time.

The following chart shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year. No NEO would receive an incremental payment or benefit in the event the NEO is terminated for cause or voluntarily terminates other than, in the case of Messrs. Hines, Howard, Schwartz and Sell who receive incremental payments as described above if they voluntarily terminate their employment for good reason.

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Name	Retirement(1)	Death(2)	Involuntary Termination Without Cause (including constructive dismissal)(3)	Change in Control(4)	Termination Following Change In Control
Mark A. Angelson	0	$4,597,232 RSUs and DSUs	$4,597,232 RSUs and DSUs	$4,597,232 RSUs and DSUs	0
Andrew P. Hines	0	$577,169 DSUs	0	0(5)	$577,169 DSUs
Robert L. Sell	0	$489,719.16 RSUs

$350,000 (1 time base salary)
$210 000 (1 time target bonus)
plus a monthly health coverage amount to be paid on the last day of each month, until coverage with another employer, for a maximum of 18 months

				0(6)

$700,000 (2 times base salary)

$420,000 (2 times target bonus)

$489,719.16 RSUs

plus a monthly health coverage amount to be paid on the last day of each month, until coverage with another employer, for a maximum of 18 months

John V. Howard	0	$629,638.91 RSUs	$450,000 (1 time base salary) $292,500 (1 time target bonus) Health Coverage Amount of $15,707	0(7)	$900,000 (2 times base salary) $585,000 (2 times target bonus) Health Coverage Amount of $15,707 $629,638.91 RSUs
Ben Schwartz	0	CDN$427,029.03 RSUs	CDN$350,000 (1 time base salary) plus CDN$85,405.80 RSUs	0(8)	CDN$700,000 (2 times base salary) CDN$420,000 (2 times target bonus) CDN$427,029.03 RSUs
Jacques Mallette	0	0	N/A	N/A	N/A
Jeremy Roberts	0	0	N/A	N/A	N/A

Notes:

(1)          Mr. Schwartz has not attained the retirement age as at year end and would have not been entitled to payments in connection with retirement.  Mr. Mallette and Mr. Roberts were not employees at year end and Mr. Angelson, Mr. Howard, Mr. Sell and Mr. Hines are not participating in pension plans.

(2)          Value of all unvested RSUs and DSUs calculated based on the volume weighted average share price on the TSX for the Common Shares for the five days preceding December 31, 2009.

(3)          Each NEO is entitled to severance and any other payments as per his employment agreement, if any.

(4)          Assuming vesting of all unvested RSUs and DSUs using the volume weighted average share price on the TSX for the Common Shares for the five days preceding December 31, 2009.

(5)          Pursuant to the Quad/Graphics Transaction all DSUs (with a value as at December 31, 2009 of $577,169.00) held by Mr. Hines would be vested and paid out in cash.

(6)          Pursuant to the Quad/Graphics Transaction all RSUs (with a value as at December 31, 2009 of $489,719.16) held by Mr. Sell would be vested and paid out in cash.

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(7)          Pursuant to the Quad/Graphics Transaction all RSUs (with a value as at December 31, 2009 of $629,638.91) held by Mr. Howard would be vested and paid out in cash.

(8)          Pursuant to the Quad/Graphics Transaction all RSUs (with a value as at December 31, 2009 of CDN$427,029.03) held by Mr. Schwartz would be vested and paid out in cash.

CORPORATE GOVERNANCE

The Company recognizes the importance of good corporate governance. The Board of Directors is charged with maintaining an effective system of governance for the Company.

As a Canadian reporting issuer with securities listed on the TSX, the Company’s corporate governance practices are in line with the applicable Canadian corporate guidelines set out in National Policy 58-201 - Corporate Governance Guidelines and related disclosure requirements set out in National Instrument 58-101 - Disclosure of Corporate Governance.  The Company also complies with the requirements of Multilateral Instrument 52-110 - Audit Committees (“NI 52-110”), which sets out the rules regarding the composition and responsibilities of public company Audit Committees. The Company also complies with the requirements that apply to a “foreign private issuer” as established by the Securities and Exchange Commission in the United States.

Board of Directors

Nomination of the current Directors pursuant to the Court Order

On June 22, 2009, the creditors approved a plan of compromise and reorganization under both the Companies’ Creditors Arrangement Act (Canada) and under Chapter 11 of the U.S. Bankruptcy Code (collectively, the “Plan of Reorganization”). On June 30, 2009, the Plan of Reorganization was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009 (collectively, the “Court Order”).  The Plan of Reorganization was implemented following various transactions that were completed on July 21, 2009 (the “Implementation Date”). Accordingly, the Company emerged from bankruptcy protection and was renamed and began operating as “World Color Press Inc.” on the Implementation Date.

The current members of the Board were appointed by the Court Order, which appointment became effective on the Implementation Date. Pursuant to the Plan of Reorganization, the members of the new Board at the Implementation Date were selected through a search process designed to obtain broad participation from independent, respected individuals having the experience, reputation and skills which are relevant to the success of the business of the Company. The search process was undertaken by a search committee established pursuant to the Plan of Reorganization.

Constitution of new Board Committees on the Implementation Date

On the Implementation Date, the new Board adopted a resolution (i) disbanding all the existing committees of the Board and repealing their respective terms of reference; and (ii) constituting the new Board Committees, approving their respective charters and appointing directors to each new Committee.

Independence of Directors

The Board is responsible for determining whether or not each director is “independent”, as such term is defined from time to time under the requirements or guidelines under applicable securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading. When assessing the independence of each Director, the Board considers any applicable independence requirements, together with any relevant information brought forward with respect to each Director.

The Mandate of the Board requires that the majority of the Board be “independent”. The Board is currently composed of eight (8) Directors and has determined that 7 of the 8 current Directors are

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 37

“independent”.  Mr. Mark A. Angelson, the Chairman of the Board, is not an “independent” director as he is the Chief Executive Officer of the Company.

As stated in the respective committee mandates, all the members of the Audit Committee and the Human Resources and Compensation Committee must be and are “independent”, as determined by the Board.

Independent Lead Director

The Board has appointed an “Independent Lead Director”, Mr. Thomas Ryder, to address the fact that the Chairman of the Board is not an “independent” director.

The responsibilities of the Independent Lead Director are set out in a position description adopted by the Board. The Lead Independent Director’s function is to coordinate the activities of the other non-management directors, including presiding at all meetings of the Board at which the Chairman of the Board is not present, acting as liaison on issues considered by the Board between the independent directors and the Chairman of the Board and being actively involved in Director evaluations.

In Camera Sessions

The practice of the Company is for the Board and its standing Committees to meet in camera without management present at the conclusion of all meetings. In 2009, since the Implementation Date, all meetings included an in camera session.

The Audit Committee meets periodically with the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Vice President Internal Audit, and the external auditors in separate in-camera sessions.

Responsibilities of the Board

Mandate of the Board

The Board of Directors is responsible for supervising the management of the Company’s business and affairs, with the objective of increasing shareholder value. The Board is responsible for the sound governance of the Company and, as such, must effectively and independently supervise the activities and business of the Company which are conducted on a daily basis by management. The Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities with regard to supervising the management of the Company.

The Board of Directors is currently composed of eight (8) members. The term of office of each Director expires upon the election of his successor unless the Director resigns from office or his office becomes vacant by death, removal or other cause.

The Board discharges its responsibilities directly and through its standing committees, currently consisting of the (i) Audit Committee and (ii) Human Resources and Compensation Committee. In general, all matters or policies and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of one of its standing committees to which approval authority is delegated. In some matters, management’s discretion is limited by dollar thresholds beyond which Board approval is required.

The Company expects each member of the Board to act honestly and in good faith and to exercise business judgment with a view to the best interests of the Company overall. Each Director is expected to (i) comply with the Company’s Code of Business Conduct, including conflict of interest disclosure requirements; (ii) diligently prepare for each Board and committee meeting by reviewing all of the meeting materials they receive in advance; and (iii) actively and constructively participate in each Board and

WORLD COLOR PRESS INC. - 2010 MANAGEMENT PROXY CIRCULAR	Page 38

Committee meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered.

The Mandate of the Board can be accessed on the Company’s website at www.worldcolor.com under the “Investors” Tab. Also, a paper copy can be obtained upon request to the Corporate Secretary of the Company.

Strategic Planning

As provided for under its mandate, the duties of the Board include adopting a strategic planning process. The Board holds at least one special meeting a year to specifically discuss and adopt the strategic plan and a budget which takes into account, amongst other matters, business opportunities and risks.

On January 25, 2010, the Board unanimously approved the Quad/Graphics Transaction, which is being undertaken by way of a plan of arrangement of the Company pursuant to the terms of the Canada Business Corporations Act and is expected to close in the summer of 2010, subject to certain regulatory approvals and other closing conditions.  The Quad/Graphics Transaction will be addressed in a separate information circular.

Risk Management

The Board is responsible for ensuring that appropriate systems are in place to identify principal business risks and oversee the implementation of processes to manage these risks.  Certain risks are dealt with through the discussion of strategic issues at the Board level.  Senior management is responsible for making regular reports to the Board or its Committees on the management of the identified risks.

The Audit Committee is responsible for monitoring certain financial risks and meets periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps taken by management to monitor and control such exposure, including the use of financial derivatives and hedging activities.

Disclosure Policy

The Company is committed to communicating openly and in a timely way with shareholders, employees and the public and has a written policy to assist in achieving its communication objectives (the “Disclosure Policy”). The Disclosure Policy contains guidelines for the timely dissemination of material information, including how to determine what information is material, how and when the information is to be disclosed, and who are the authorized spokespersons.

The Board approves communications with respect to major financial issues or developments and public disclosure documents, including annual and quarterly financial statements, Management’s Discussion and Analysis (“MD&A”), press releases, prospectuses, annual reports on Form 40-F, management proxy circulars, and other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

Each Board committee reviews certain public disclosures relevant to its mandate before the Board considers them for approval. The Human Resources and Compensation Committee reviews the Compensation Discussion and Analysis required to be disclosed in a management proxy circular. The Audit Committee is responsible for reviewing the annual and interim financial statements and MD&A and then recommending them to the Board for approval.

The Company has adopted a written “Policy Relating to the Use of Privileged Information”. The purpose of this Policy is to remind the Directors, officers and employees of the Company that have access to financial information about the Company (the “Insiders”) that they are subject to certain obligations regarding trading in the securities of the Company as outlined in the Policy. Also, the Insiders of the

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Company are prohibited from trading in the securities of the Company during certain blackout periods set forth in this Policy.

Succession Planning

The mandate of the Board provides that the Board is responsible for the succession planning of the Chief Executive Officer and other members of the Company’s senior management, with the advice of the Human Resources and Compensation Committee.

Internal Controls

The Board, through the Audit Committee, is responsible for overseeing and monitoring the Company’s internal controls including controls over accounting and financial reporting systems. The Vice President, Internal Audit, reports directly to the Chair of the Audit Committee and provides quarterly reports to the Audit Committee. The Chief Financial Officer reports quarterly on the financial results and forecasts of the Company to the Audit Committee and Board.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934. The Company’s internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, reconciled to U.S. GAAP. The Company’s independent registered public accounting firm that audited the financial statements has issued an attestation report expressing an opinion on the effectiveness of internal control over financial reporting as at December 31, 2009, which report is included in the Company’s most recent consolidated financial statements as at and for the year ended December 31, 2009 (the “2009 Consolidated Financial Statements”).

In this respect, please see the “Report of Independent Registered Public Accounting Firm”, which is contained in the Company’s 2009 Consolidated Financial Statements and Annual Report on Form 40-F and can be accessed on the Company’s website at www.worldcolor.com under the “Investors” Tab and at www.sedar.com and www.sec.gov. Also, a paper copy can be obtained upon request to the Corporate Secretary of the Company.

Director Orientation and Continuing Education

The current members of the Board were appointed pursuant to the Court Order and their appointment was effective on the Implementation Date.  As contemplated in the Court Order, an orderly transition process took place prior to the Implementation Date during which the directors named in the Court Order (reference being made to the current Directors of the Company) received information concerning the business and affairs of the Company, made preparations to assume responsibility for Board matters on the Implementation Date, and, in that regard, provided the Company and the then existing Board (reference being made to the directors of the Company prior to the Implementation Date) with consulting advice regarding transitional and other matters as they deemed appropriate or necessary to facilitate such orderly transition of responsibility for Board matters.  Before the Implementation Date, an informal meeting was held between the current Directors and the Company’s Senior Management Team during which the current Directors were presented with a business overview.

The Directors receive a comprehensive package of information prior to each Board and Committee meeting and attend an annual strategic planning session and a budget meeting.  The Board reviews and approves the Company’s strategic plans. Senior management and the Board’s legal and financial advisors make presentations to the Board when they are making key business decisions and on topical issues from time to time and in response to requests from the Directors.

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Position Descriptions

Chairman of the Board

As Chairman of the Board, Mr. Mark A. Angelson is principally responsible for providing leadership to the Board. Mr. Angelson chairs Board meetings, organizes the agenda for each meeting and works cooperatively with the Lead Independent Director in fulfilling his responsibilities. The Chairman ensures that meetings of the Board are held at least quarterly and, as often as required, to ensure that the Board can effectively carry out its duties, and that the Company’s strategic plan is reviewed at a meeting of the Board at least once a year.  Mr. Angelson chairs annual and special meetings of the shareholders and carries out other duties as requested by the Board, as needs and circumstances arise.

Chief Executive Officer

As Chief Executive Officer, Mr. Mark A. Angelson is responsible for the strategic direction of the Company, including the development and implementation of plans, policies, strategies and budgets with a view to enhancing stakeholder value.  The Chief Executive Officer provides direction and leadership to the Company’s staff to work towards the achievement of the Company’s strategy and objectives and manages, directly or through delegated authority, the operations of the business and affairs of the Company. The Chief Executive Officer acts as the Company’s principal spokesperson and as the principal representative of management and as intermediary between management and the Board.

The corporate objectives which the Chief Executive Officer is responsible for meeting are determined pursuant to the operating plans and budgets approved each year by the Board.

Committee Chairs

On the Implementation Date, the Board adopted a resolution stating that the Chair of each Board committee is responsible for leadership of the committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board.

Code of Business Conduct

The Company has in place a Code of Business Conduct (the “Code”), which governs the behaviour of the Company’s Directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions. The Code is given to all the employees of the Company and its subsidiaries. Upon being hired, all employees must sign a declaration confirming that they have read the Code and undertake to comply therewith.

To ensure compliance with the Code, the Company has established procedures for the receipt, retention and treatment of complaints or concerns received by the Company including through a confidential ethics line and secured website (which is operated by an independent third party), so employees can confidentially express any concerns about inappropriate business conduct, including questionable accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, online or by phone (the “Whistleblower Service”).

The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through the Whistleblower Service or other internal mechanism. The Vice President, Internal Audit, provides reports, on a regular basis, to the Audit Committee on departures from the Code that have been brought to his attention through the Whistleblower Service or through such other internal mechanisms described in the Code and the steps taken by the Company to deal with the non-compliance issues.  The Chairman of the Audit Committee informs the Board of Directors thereof at each regular meeting of the Board of Directors.

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In December 2009, all the employees of the Company and its subsidiaries signed a declaration acknowledging that they have received the new version of the Code, that they have read and understood the provisions of the Code and that they agree to comply therewith.

If a Director faces a potential or actual conflict of interest relating to a matter before the Board or its committees, then the Director must disclose to the Board or the applicable committees the Director’s interest and the Director will not attend any part of the meeting during which the matter is discussed or participate in a vote regarding the matter.

No material change report has ever been required or filed in relation to any departure from the Code.

Specific Code of Ethics Governing Financial Officers

The Company has in place a Specific Code of Ethics Governing Financial Officers (the “Specific Code of Ethics”), which applies to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.  The Specific Code of Ethics supplements, but does not replace, the Code by emphasizing certain standards applicable to financial officers, particularly with respect to the integrity of the Company’s financial documents.  Violations of the Specific Code of Ethics may be reported either through the Whistleblower Service or up the hierarchy of authority to the Chief Financial Officer, who would then be required to report all such violations to the Audit Committee.

Copies of both the Code of Business Conduct and the Specific Code of Ethics may be accessed on the Company’s website at www.worldcolor.com under the “Investors” Tab or at www.sedar.com. Paper copies are also available without charge upon request from the Corporate Secretary of the Company.

Board Committees

To assist the Board in carrying out its duties, the Board has created committees with specific responsibilities. Currently, the Board has two (2) standing committees: the Audit Committee and the Human Resources and Compensation Committee.

Each Board committee has its own written terms of reference which set out the responsibilities of the respective committee. The committee memberships are approved by the Board.

Audit Committee

Messrs. Raymond J. Bromark (Chair), Gabriel de Alba, James J. Gaffney and David L. McAusland are the current members of our Audit Committee, each of whom is “independent” within the meaning of NI 52-110. The Board has also determined that each of the members of the Audit Committee is “financially literate” within the meaning of NI 52-110. Mr. Bromark is the “audit committee financial expert” due to his extensive accounting and related financial expertise. None of the Audit Committee members serve on the audit committees of more than three (3) public companies.

The Audit Committee is established to fulfil applicable public corporation obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting, including its responsibility to oversee: (i) the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements; (ii) the qualifications and independence of the external auditors; and (iii) the work of the Company’s financial management, internal auditors and external auditors in these areas. The Audit Committee assumes certain responsibilities relating to pension matters, some of which have been delegated to local management committees.

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The Audit Committee’s role and oversight responsibility is described in the Audit Committee Charter, which is available on the Company’s website at www.worldcolor.com under the “Investors” tab.  Also, a paper copy can be obtained upon request to the Corporate Secretary of the Company.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is currently composed of three (3) independent Directors: Messrs. Thomas O. Ryder (Chairman), Michael Allen and Jack Kliger.

The Human Resources and Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the Chief Executive Officer, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives.

For more details regarding the responsibilities of the Human Resources and Compensation Committee and its activities, see “Mandate and 2009 Activities of the Human Resources and Compensation Committee starting on page 24 of this Circular.

A copy of the Human Resources and Compensation Committee Charter can be accessed on the Company’s website at www.worldcolor.com. Also, a paper copy can be obtained upon request to the Corporate Secretary of the Company.

Access to Management and Outside Advisors

The Board and each of its standing committees can invite any member of management, any outside advisor or other person to attend any of their meetings.

The Board and each of its standing committees can engage outside advisors (legal, accounting, financial or other consultants), at the Company’s expense, to assist in carrying out their respective duties, as authorized by their respective mandates. Individual directors can also engage outside advisors.

KPMG LLP are the external auditors of the Company and work closely with the Audit Committee.

Towers Watson (formerly Towers Perrin) provides various services on executive compensation matters to the Human Resources and Compensation Committee and the Board. Towers Watson also provides services to the Company’s management on various other matters, principally involving actuarial valuation for funding and accounting purposes related to pension and benefits plans.

Hugessen Consulting Inc. provided consulting services to the Board for establishing its compensation, as well as the compensation of the Chief Executive Officer, Mr. Mark A. Angelson.

ADDITIONAL MATTERS

Interest of Certain Persons in Matters to be Acted Upon

Other than the executive officers scheduled to receive RSU grants upon shareholder approval of the RSU Plan, no (a) Director or executive officer of the Company who has held such position at any time since January 1, 2009, (b) proposed nominee for election as a Director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than those described below.

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Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Company or nominee for election as a Director of the Company (or any of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Company since January 1, 2009 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended December 31, 2009, no Director or executive officer of the Company or nominee for Director of the Company (and each of their associates and/or affiliates) was indebted, including under any securities purchase or other program, to (i) the Company or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2009, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Submission Date for Shareholder Proposals

The Canada Business Corporations Act permits certain eligible Shareholders to submit Shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of Shareholders. The final date by which the Company must receive Shareholder proposals for the next annual meeting of Shareholders is January 2, 2011.

Additional Information

Additional information relating to the Company may be found under the profile of the Company on SEDAR at www.sedar.com and on the Company’s web site at www.worldcolor.com. Additional financial information is provided in the Company’s audited financial statements and related management’s discussion and analysis for the financial year ended December 31, 2009, and can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may also request these documents from the Corporate Secretary.

Board of Directors’ Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

By:	(signed) “John V. Howard”
Executive Vice President

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SCHEDULE A — DEFERRED SHARE UNIT PLAN

WORLD COLOR PRESS INC.

AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

ARTICLE 1
INTRODUCTION

1.1                            Purpose

The purpose of this Amended and Restated Deferred Share Unit Plan is to provide directors and executive officers of World Color Press Inc. with the opportunity to acquire Deferred Share Units of the Corporation in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders.

ARTICLE 2
INTERPRETATION

2.1                            Definitions

For purposes of the Plan:

(a)                             “Affiliate” means any entity that must be aggregated with the Corporation under Section 409A and, with respect to an Eligible Executive who is subject to taxation under the Canadian Tax Rules, includes any entity which is related or associated to the Corporation, or any entity that is a member of a group of entities that do not deal at arm’s length with the Corporation, notwithstanding that they may not be related or associated for the purposes of the Canadian Tax Rules, where the terms “related”, “associated” and “arm’s length” have the meaning ascribed to such terms pursuant to subsection 251(2), 256(1) and 251(1), respectively, of the Income Tax Act (Canada);

(b)                            “Annual Compensation” means, with respect to any Eligible Executive (i) salary payable to the Eligible Executive by the Corporation for a calendar year and (ii) any bonus that the Eligible Executive is entitled to receive from the Corporation, excluding bonuses payable in restricted share units;

(c)                             “Annual Retainer” means, with respect to any Eligible Director, the retainer payable to an Eligible Director for service as a member of the Board during a calendar year, including all committee fees, committee chair fees and Board and committee meeting fees;

(d)                            “Applicable Withholding Amounts” is defined in Section 4.7(a);

(e)                             “Award Date” means any date on which the Annual Retainer or Annual Compensation or any portion thereof is payable to a Participant;

(f)                                “Award Market Value” means the volume weighted average trading price of the Shares on the TSX (or if the Shares are not then listed and posted for trading on the TSX on any other Exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) trading days immediately preceding the Award Date;

(g)                             “Board” means the Board of Directors of the Corporation;

(h)                             “Canadian Tax Rules” means the Income Tax Act (Canada) and the Income Tax Regulations made thereunder, including Regulation Section 6801(d), as amended from time to time;

(i)                                 “Cash Payment” is defined in Section 4.7(a);

(j)                                “Change of Control” means the happening of any of the following events:

(i)                               any transaction at any time and by whatever means pursuant to which (A) the Corporation goes out of existence by any means or (B) any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Canada Business Corporations Act) of, or acquires the right to exercise control or direction over, securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)                            the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a Person other than a wholly-owned subsidiary of the Corporation;

(iii)                       the dissolution or liquidation of the Corporation, except in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(iv)                        the consummation of a Fundamental Transaction other than a Fundamental Transaction that results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 60% of the combined votes for the election of directors immediately after such Fundamental Transaction of (A) the Corporation’s outstanding securities, or (B) the surviving entity’s outstanding securities;

(v)                           during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board (including for this purpose any new director whose election or nomination for election by the Corporation’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period or whose appointment, election or nomination was previously so approved or recommended) cease for any reason to constitute at least a majority of the Board; or

(vi)                        the Board passes a resolution to the effect that, for the purposes of the Plan, an event set forth in (i), (ii), (iii), (iv) or (v) above has occurred,

Notwithstanding the foregoing definition, with respect to Deferred Share Units held by U.S. Taxpayers, a Change of Control shall not occur unless the event is also a “change in ownership or effective control” or a “change in ownership of a substantial portion of the assets of a corporation” as each of those terms are defined under Section 409A and Treas. Reg. 1.409A-3(i)(5), and provided further that clause (vi) of the definition of Change of Control will not apply to any DSUs held by a U.S. Taxpayer to the extent that such Board declaration would expand the application of any of the events of Change of Control;

(k)                            “Committee” means:

(i)                               with respect to any Participant who is an Eligible Director, the Nominating and Governance Committee of the Board or such other Committee of the Board as may be appointed by the Board to administer the participation of Eligible Directors under the Plan, provided, however, that if no Nominating and Governance Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the participation of Eligible Directors under the Plan, for purposes of the administration of the Plan with respect to the participation of Eligible Directors all references in the Plan to “Committee” shall at such time be in reference to the Board; and

(ii)                            with respect to any Participant who is an Eligible Executive, the Human Resources and Compensation Committee of the Board or such other Committee of the Board as may be appointed by the Board to administer the participation of Eligible Executives under the Plan, provided, however, that if no Human Resources and Compensation Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the participation of Eligible Executives under the Plan, for purposes of the administration of the Plan with respect to the participation of Eligible Executives all references in the Plan to “Committee” shall at such time be in reference to the Board;

(l)                                 “Corporation” means World Color Press Inc. and its successors and assigns;

(m)                         “Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 4;

(n)                             “Distribution Date” is defined in Section 4.6(a);

(o)                            “Distribution Value” means, with respect to each Deferred Share Unit credited to a Participant’s account, the volume weighted average trading price of the Shares on the TSX (or if the Shares are not then listed and posted for trading on the TSX on any other Exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) trading days immediately preceding the Distribution Date;

(p)                            “Dividend Equivalents” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.2;

(q)                            “Dividend Market Value” means the volume weighted average trading price of the Shares on the TSX (or if the Shares are not then listed and posted for trading on the TSX on any other Exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) trading days immediately following the dividend record date for the payment of any dividend made on the Shares;

(r)                               “Election Form” means, for Eligible Directors, a document substantially in the form of Schedule “A” and, for Eligible Executives, a document substantially in the form of Schedule “B”;

(s)                              “Eligible Director” means an individual who is, at the relevant time, a member of the Board;

(t)                                “Eligible Executive” means an executive officer of the Corporation or a subsidiary entity of the Corporation who is selected to participate as determined by the Committee;

(u)                             “Exchange” means the TSX or any other stock exchange on which the Shares may from time to time be listed;

(v)                             “Fundamental Transaction” means a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation);

(w)                         “Insider” means an “insider” as defined under the Securities Act (Québec) from time to time who is subject to insider reporting requirements pursuant to Regulations 55-101 regarding Insider Reporting Exemptions;

(x)                             “Participant” means an Eligible Director or Eligible Executive who participates in the Plan in accordance with Section 3.6;

(y)                             “Payment Shares” is defined in Section 4.8(a);

(z)                              “Performance Period” means a full calendar year period from January 1 to December 31;

(aa)                      “Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(bb)                    “Plan” means this Amended and Restated Deferred Share Unit Plan, initially adopted on August 13, 2009 and amended and restated on the date hereof on the terms and conditions contained herein, as further amended, restated, supplemented or otherwise modified from time to time;

(cc)                      “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986 and the authority and guidance issued thereunder;

(dd)                    “Separation Date” means

(i)                               in the case of a U.S. Taxpayer, the date such person incurs a “separation from service” within the meaning of Section 409A;

(ii)                            in the case of any other Participant who is not a U.S. Taxpayer and who is an Eligible Director, the date on which the Participant ceases service as a director of, and is not at that time an employee or officer of the Corporation and all its Affiliates; and

(iii)                         in the case of any other Participant who is not a U.S. Taxpayer and who is an Eligible Executive, (A) prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.13, the date on which the Participant ceases employment as an employee or officer of, and is not at that time a director of, the Corporation and all its Affiliates; and (B) effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13, the date on which the Participant ceases employment as an employee or officer of the Corporation and all its Affiliates;

(ee)                      “Share” means a common share of the Corporation or, in the event of an adjustment contemplated by Section 4.11, such other number or type of securities as the Committee may determine;

(ff)                            “TSX” means the Toronto Stock Exchange; and

(gg)                      “U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or a Participant whose award of Deferred Share Units under this Plan would be otherwise subject to U.S. taxation under the U.S. Internal Revenue Code of 1986. Such Member shall be considered a U.S. Taxpayer solely with respect to such award.

2.2                            Certain Rules of Interpretation

(a)                             Whenever the Board or, where applicable, a Committee or any sub-delegate of a Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or such Committee or the sub-delegate of such Committee, as the case may be.

(b)                            As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan.

(c)                             Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)                            Unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1                            Administration of the Plan

(a)                             Except for matters that are under the jurisdiction of the Board as specified under the Plan or as required by law and subject to Section 3.1(b), this Plan will be administered by the Committees and the Committees, with respect to Eligible Directors or Eligible Executives, as the case may be, have sole and complete authority, in their discretion, to:

(i)                               interpret the Plan and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)                            exercise rights reserved to the Corporation under the Plan;

(iii)                         determine vesting schedules and conditions for DSUs granted under the Plan;

(iv)                        prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(v)                           make all other determinations and take all other actions as they consider necessary or advisable for the implementation and administration of the Plan.

The Committees’ determinations and actions under this Plan are final, conclusive and binding on the Corporation, the relevant Participants and all other Persons.

(b)                            To the extent permitted by applicable law, the Committee may, from time to time, delegate to any specified officer of the Corporation all or any of the powers of the Committee. In such event, the specified officer will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Corporation, the Participants and all other Persons.

3.2                            Determination of Value if Shares Not Publicly Traded

If the Shares are not publicly traded on the TSX or any other Exchange at the relevant time such that the Distribution Value and/or the Award Market Value and/or the Dividend Market Value cannot be determined in accordance with the definitions of those terms, such values shall be determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith.

3.3                            Eligibility

Any individual who at the relevant time is an Eligible Director or an Eligible Executive is eligible to participate in the Plan. The Corporation reserves the right to restrict eligibility or otherwise limit the number of Persons eligible for participation in the Plan at any time. Eligibility to participate does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to the Plan.

3.4                            Total Shares Subject to DSUs

Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13:

(a)                             the aggregate number of Shares that may be issued pursuant to the Plan shall be 1,465,700 and no Deferred Share Unit may be granted if such grant would have the effect of causing the total number of Shares potentially issuable in respect of Deferred Share Units to exceed the above number of Shares reserved for issuance under the Plan.

(b)                            To the extent Deferred Share Units are cancelled, the Shares subject to such Deferred Share Units shall be added back to the number of Shares reserved for issuance under the Plan and such Shares will again become available for Deferred Share Unit grants under the Plan.

3.5                            Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in the Plan by providing a written notice to the Corporate Secretary of the Corporation by the end of the calendar year prior to the year in which the affected compensation will be earned.

3.6                            Participation in Plan

(a)                             The Committee shall have the right to determine the portion of the Annual Retainer payable to each Eligible Director in the form of Deferred Share Units. All such awards of Deferred Share Units shall be evidenced by award notices delivered to the Eligible Directors.

(b)                            Subject to Section 3.6(a), each Eligible Director may elect, by delivering a duly signed Election Form to the Committee, in respect of a calendar year, to receive an additional specified percentage (in increments of not less than 10%) of any outstanding remaining portion of his or her Annual Retainer not paid in Deferred Share Units pursuant to Section 3.6(a), in the form of Deferred Share Units.

(c)                             Each Eligible Executive may elect, in respect of a calendar year, to participate in the Plan by delivering a duly signed Election Form to the Committee which will constitute written notice of the Eligible Executive’s election to participate in the Plan. In the Election Form, the Eligible Executive shall specify whether he or she wishes to receive all of, or a specified percentage (in increments of not less than 10%) or dollar amount of his or her Annual Compensation in the form of Deferred Share Units.

3.7                            Time of Election

Each Eligible Director, in accordance with Section 3.6(b), and each Eligible Executive, in accordance with Section 3.6(c), shall have the right to elect once in respect of each calendar year the manner in which he or she wishes to receive, as applicable, his or her Annual Compensation or the remainder (if any) of his or her Annual Retainer by completing, signing and delivering to the Corporate Secretary of the Corporation the Election Form:

(a)                             in the case of an existing Eligible Director or Eligible Executive, by the end of the calendar year preceding the calendar year to which such election is to apply; or

(b)                            in the case of a newly appointed Eligible Director or Eligible Executive, within twenty-one (21) days after (i) the date of adoption of the Plan or (ii)after commencing service with the Corporation as an Eligible Director or Eligible Executive, with such election to apply in respect of the calendar year in which the Participant’s service as an Eligible Director or employment as an Eligible Executive commenced, provided that such election shall only be effective with respect to the portion of the Annual Retainer or Annual Compensation earned after the Election Form has been received by the Corporate Secretary of the Corporation.

ARTICLE 4
DEFERRED SHARE UNITS

4.1                            Number of Deferred Share Units

Subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, Deferred Share Units shall be credited to accounts maintained for each Participant on the books of the Corporation, as of the Award Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of the Participant’s Annual Retainer or Annual Compensation shall be determined by dividing (a) the amount of the Participant’s Annual Retainer or Annual Compensation to be paid in Deferred Share Units by (b) the Award Market Value, with fractions computed to three decimal places.  The number of Deferred Share Units on the Award Date (including fractional Deferred Share Units) to be credited as of the Award Date in respect of a discretionary grant under Section 4.4 shall be the number of Deferred Share Units as determined by the Board as of the Award Date.

4.2                            Credits for Dividends

A Participant’s account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units as of each dividend payment date in respect of which normal cash dividends are paid on the Shares.  Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.  The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.3                            Maximum Securities

Notwithstanding Section 4.1 herein, effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13:

(a)                             the number of securities issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding securities of the Corporation calculated on a non-diluted basis; and

(b)                            the number of securities issued to Insiders, within any one year period, under all security based compensation arrangements of the Corporation including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding securities of the Corporation calculated on a non-diluted basis, provided that if the acquisition of Shares by the Corporation for cancellation should result in such tests no longer being met, this shall not constitute non-compliance with this Section 4.3 for any awards outstanding prior to such purchase of Shares for cancellation. For purposes of the foregoing, “security based compensation arrangements” means any compensation mechanism involving the issuance or the potential issuance of securities of the Corporation from treasury.

4.4                            Discretionary Grants

In addition to the payment of Deferred Share Units as contemplated by Sections 4.1 and 4.2, a Committee or the Board may, from time to time, subject to the provisions of this Plan and such other terms and conditions as such Committee or the Board may prescribe, grant additional Deferred Share Units to any Participant.  A discretionary grant of Deferred Share Units to a Participant shall be evidenced by notice in writing from the Corporation to the Participant.

4.5                            Reporting of Deferred Share Units

Statements of the Deferred Share Unit accounts will be provided to Participants on an annual basis.

4.6                            Distribution Date Election

(a)                             Prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.13:

(i)                               a Participant shall have the right to receive a Cash Payment in respect of Deferred Share Units recorded in the Participant’s account in accordance with Section 4.7 on one of the following dates (the “Distribution Date”):

(A)                        if the Participant is an Eligible Director or Eligible Executive, five business days after the Separation Date; or

(B)                         if the Participant is not a U.S. Taxpayer, such later date as the Participant may elect by written notice delivered to the general counsel of the Corporation prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 1 of the calendar year following the calendar year in which the Separation Date occurs.

(b)                            Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13 a Participant shall have the right to elect, at his or her option, to receive Payment Shares or a Cash Payment in respect of Deferred Share Units recorded in the Participant’s account in accordance with Sections 4.7 or 4.8 on the Distribution Date.

4.7                            Distribution of Deferred Share Units as Cash Payment

Prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.13 and, effective after such date, in the event the Participant elects to receive a Cash Payment in lieu of Payment Shares:

(a)                             Subject to and in accordance with Section 4.7(b), a Participant shall receive a cash payment equal in value to the number of Deferred Share Units recorded in the Participant’s account on the Distribution Date, multiplied by the Distribution Value of a Share (the “Cash Payment”).  The Corporation is authorized to deduct from the Cash Payment an amount equivalent to the minimum amount of taxes and other minimum amounts as the Corporation may be required by law to withhold, as the Corporation determines (the “Applicable Withholding Amounts”).  Upon payment in full of the value of the Deferred Share Units, less the Applicable Withholding Amounts, the Deferred Share Units shall be cancelled and no further payments shall be made to the Participant under the Plan.

(b)                            The Cash Payment, less any Applicable Withholding Amounts, will be paid to the Participant on the Distribution Date, or in the event of the Participant’s death, his beneficiary or legal representative in accordance with Section 4.10 herein.

4.8                            Distribution of Deferred Share Units in Payment Shares

Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13 and in the event the Participant elects to receive Payment Shares:

(a)                             the Corporation shall issue on the Distribution Date to the Participant a number of Shares equal to the number of Deferred Share Units in the Participant’s account that became payable on the Distribution Date (the “Payment Shares”). As of the Distribution Date, the Deferred Share Units in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under the Plan in relation to such Deferred Share Units.

(b)                            As a condition to the issue of Shares in settlement of any Deferred Share Units, the Corporation may require the Participant to first pay to the Corporation, or the Corporation may deduct, an amount equivalent to the Applicable Withholding Amounts or the Corporation may take such other steps as it considers to be necessary or appropriate, including the sale of Payment Shares on behalf of the Participant, in order to provide to the Corporation the Applicable Withholding Amounts. The Corporation shall advise the Participant in writing of any Applicable Withholding Amounts required in connection with the issue of Shares in settlement of Deferred Share Units.

4.9                            U.S. Taxpayers Who are “Specified Employees”

Notwithstanding Sections 4.6, 4.7 or 4.8, if a U.S. Taxpayer is determined to be a “specified employee” (as determined under Section 409A) at the Separation Date, then the Distribution Date will be delayed until six (6) months following the Separation Date.

4.10                    Death of Participant Prior to Distribution

(a)                             Upon the death of a Participant that is not a U.S. Taxpayer prior to the distribution of the Deferred Share Units credited to the account of such Participant under the Plan, a Cash Payment shall be made to the estate of such Participant on or about the thirtieth (30th) day after the Corporation is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Corporation and delivered to the Secretary of the Corporation no later than twenty (20) days after the Corporation is notified of the death of the Participant, provided that such elected date is no later than December 1 of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before the last business day of said calendar year.

(b)                            Notwithstanding Section 4.9, immediately upon the death of a Participant that is a U.S. Taxpayer prior to the distribution of the Deferred Share Units credited to the account of such Participant under the Plan, a Cash Payment shall be made to the estate of such Participant.  No election of an alternative payment date by the estate or beneficiary shall be permitted.

(c)        The Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4.7, calculated on the basis that the day on which the Participant dies is the Distribution Date. Upon payment in full of the value of all of the Deferred Share Units that become payable under Sections 4.10(a) or 4.10(b), less any Applicable Withholding Amounts, the Deferred Share Units shall be cancelled and no further payments will be made from the Plan in relation to the Participant.

4.11     Adjustments to Deferred Share Units

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders (other than the payment of dividends in respect of the Shares as contemplated by Section 4.2), the account of each Participant and the Deferred Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under the Plan.

4.12     Change of Control

Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13 and, except as may be provided by the Committee with respect to any DSUs at the time such DSUs are granted, subject to the discretion of the Board to elect to convert all DSUs into deferred share units of any entity participating in or resulting from the Change of Control:

(a)        Upon a Change of Control all DSUs shall become automatically paid on the date of the Change or Control.

(b)       Shares issuable in respect of DSUs shall be, and shall be deemed to be, issued to Participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with this Plan.

Notwithstanding any provision contained in this Plan or any documentation pursuant to which DSUs have been awarded to a Participant, this Section 4.12 shall only apply in respect of DSUs that are awarded after September 7, 2009.

4.13     Shareholder Approval

(a)        The portions of this Plan relating to the issuance of Payment Shares in settlement of DSUs awarded to Participants must be approved by a majority of the votes cast by holders of Shares at a meeting of the Corporation’s shareholders in accordance with the requirements of the TSX.  In the event that such relevant portions of this Plan are not so approved , Sections 3.4, 4.3, 4.6(b), 4.8, 4.12 and 5.2(c) hereof shall be of no force or effect.

(b)       The Corporation will submit the Plan to the shareholders for approval no later than the next annual meeting of the shareholders of the Corporation and the Board shall recommend to shareholders that they vote their shares in favour of approval of the Plan at such time.

ARTICLE 5
GENERAL

5.1       Special Provisions for U.S. Taxpayers

Notwithstanding anything to the contrary in the Plan, the following shall apply to U.S. Taxpayers:

(a)        No provision of this Plan or amendment to this Plan may permit the acceleration of payments under this Plan to U.S. Taxpayers contrary to the provisions of Section 409A.

(b)       If a payment in respect of DSUs of a U.S. Taxpayer would be required to be made at any time but for this Section 5.1(b) and such payment would, if made, comply with the Canadian Tax Rules but would otherwise violate the requirements of Section 409A, then, notwithstanding any other provision of the Plan,

(i)        unless the Committee determines that payments in respect of the DSUs can be made in some other manner and at such other time in compliance with the Canadian Tax Rules and Section 409A, the U.S. Taxpayer shall immediately forfeit the DSUs (for the avoidance of doubt, without compensation therefor in any manner whatsoever), and

(ii)        where the DSUs are not forfeited as provided in Section 5.1(b)(i), amounts shall thereafter be paid in the manner and at such time as the Committee determines is in compliance with the Canadian Tax Rules and Section 409A.

(c)        If a payment in respect of DSUs of a U.S. Taxpayer is otherwise required to be made at any time, but for this Section 5.1(c) and such payment would, if made, comply with Section 409A but would violate the Canadian Tax Rules, then, notwithstanding any other provision of the Plan,

(i)        unless the Committee determines that payment in respect of the DSUs can be made in some other manner and at such other time in compliance with Section 409A without violating the Canadian Tax Rules,

(A)      such payment shall be made to a trustee to be held in trust for the benefit of the U.S. Taxpayer in a manner that causes the payment to be included in the U.S. Taxpayer’s income under the U.S. Internal Revenue Code and does not violate the Canadian Tax Rules, and

(B)       amounts shall thereafter be paid out of the trust for the benefit of the U.S. Taxpayer at such time and in such manner as complies with the requirements of the Canadian Tax Rules, and

(ii)        where an amount is not paid to a trustee as provided in Section 5.1(c)(i), amounts shall thereafter be paid in the manner and at such time as the Committee determines is in compliance with Section 409A without violating the Canadian Tax Rules.

5.2       Amendment, Suspension, or Termination of Plan

(a)        Prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.13, the Board may from time to time amend or suspend the Plan in whole or in part and may at any time terminate the Plan without prior notice. Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13, subject to the rules and policies of any Exchange on which the Shares are listed, applicable law and Section 5.2(b) and subject also to Section 5.2(c) below, the Board may, without notice or shareholder approval, at any time or from time to time, amend, suspend or terminate the Plan for any purpose which, in the good faith opinion of the Board may be expedient or desirable.

(b)       Notwithstanding Section 5.2(a) but subject to Section 5.2(e), the Board shall not materially adversely alter or impair any rights of a Participant or materially increase any obligations of a Participant with respect to DSUs previously awarded under the Plan without the consent of the Participant.

(c)        Notwithstanding Section 5.2(a) and effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.13, none of the following amendments shall be made to this Plan without approval by shareholders by ordinary resolution:

(i)        amendments to the Plan which would increase the number of securities issuable under the Plan, otherwise than in accordance with the terms of this Plan which permit the Committee to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(ii)        amendments to the Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(iii)       the addition of any form of financial assistance to a Participant;

(iv)       amendments permitting awards other than DSUs to be made under this Plan; and

(v)       amendments deleting or reducing the range of amendments which require shareholders’ approval under this Section 5.2(c).

(d)       If the Board terminates or suspends the Plan prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.13, previously credited Deferred Share Units shall remain outstanding and in effect in accordance with the applicable terms of the Plan. If the Board terminates or suspends the Plan after the date shareholder approval of the Plan is obtained in accordance with Section 4.13, previously credited DSUs may, at the Committee’s election be distributed to Participants or may remain outstanding and in effect in accordance with the terms of the Plan.  If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Committee determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued. Subject to the foregoing sentence, if the Board terminates or suspends the Plan, no new Deferred Share Units will be credited to the account of a Participant. .  If the Committee elects to make distributions to U.S. Taxpayers upon plan termination, then such distributions to U.S. Taxpayers shall be made on the schedule permitted by Section 409A.

(e)        The Board shall not require the consent of any affected Participant in connection with a termination of the Plan in which Payment Shares are issued to the Participant in respect of all such Deferred Share Units.

(f)        The Plan will terminate on the date upon which no further DSUs remain outstanding.

5.3       Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority.  Should the Committee, in its sole discretion, determine that it is not feasible or desirable to honour an election in favour of Deferred Share Units due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis). If, at any time following the date shareholder approval of the Plan is obtained in accordance with Section 4.13, the Committee determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or securities exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Corporation shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

5.4       Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the

Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.5       Assignment

Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation.

5.6       Units Non-Transferable

Deferred Share Units are non-transferable.  Certificates representing Deferred Share Units will not be issued by the Corporation.

5.7       Participation is Voluntary; No Additional Rights

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan.  In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation to ensure the continued employment or service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Director or Eligible Executive or otherwise.  The Corporation does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

5.8       No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units.

5.9       Fractions

Following the date shareholder approval of the Plan is obtained in accordance with Section 4.13, no fractional Share will be issued pursuant to DSUs credited hereunder. The number of Payment Shares issuable after such date upon payment of any DSUs will be rounded down to the nearest whole number. No payment or other adjustment will be made with respect to any fractional Payment Share so disregarded.

5.10     Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan.  To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

5.11     Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.  The Corporation makes no representations or warranties to Participants with respect to the Plan or the Shares whatsoever.  In seeking the benefits of participation in the Plan, a Participant agrees to accept all risks associated with a decline in the market price of Shares.

5.12     Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer to the Plan.  Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Custodian and other third parties in connection with the administration of the Plan.  Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

5.13     Indemnification

Every director of the Corporation will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the director, otherwise than by the Corporation, for or in respect of any act done or omitted by the director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

5.14     Effective Date of the Plan

This Plan becomes effective on a date to be determined by the Board.

5.15     Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein, without regard to principles of conflict of laws.

APPROVED by the Board this ____________ day of __________, 2009.

SCHEDULE “A”

AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

ELIGIBLE DIRECTOR ELECTION FORM

I hereby agree to be bound by all the terms and conditions of the Amended and Restated Deferred Share Unit Plan of World Color Press Inc. and elect irrevocably to have any outstanding portion of my Annual Retainer for the following calendar year payable as follows:

A.        __________  % in Deferred Share Units

B.         __________  % in cash

The total amount of A and B must equal to 100%.  You must elect in increments of 10% under A and B.

Participant Signature

Participant Name (please print)

Date

Please return this Election Form to the Corporate Secretary by the close of business on            , 20__ (Fax No. • or email •).

If you do not return this Election Form, payments owed to you in connection with your Annual Retainer will be paid in cash.

SCHEDULE “B”

AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

ELIGIBLE EXECUTIVE ELECTION FORM

I  hereby agree to be bound by all the terms and conditions of the Amended and Restated Deferred Share Unit Plan of World Color Press Inc. and elect irrevocably to have my Annual Compensation for the following calendar year payable as follows:

A.        _________  % in Deferred Share Units

B.         _________  % in cash

The total amount of A and B must equal to 100%.  You must elect in increments of 10% under A and B.

Participant Signature

Participant Name (please print)

Date

Please return this Election Form to the Corporate Secretary by the close of business on            , 20__ (Fax No. • or email •).

If you do not return this Election Form, payments owed to you in connection with your Annual Compensation will be paid in cash.

SCHEDULE B – RESTRICTED SHARE UNIT PLAN

WORLD COLOR PRESS INC.

AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

ARTICLE 1
GENERAL

1.1       Purpose

The purpose of this Amended and Restated Restricted Share Unit Plan is to provide directors, Executive Officers, and Employees of World Color Press Inc. and its affiliates with the opportunity to acquire Restricted Share Units of the Corporation in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders.

1.2       Name

This Plan is sometimes referred to as the “World Color Long-Term Incentive Plan” in communications with employees of the Corporation.

ARTICLE 2
INTERPRETATION

2.1       Definitions

For purposes of the Plan:

(a)       “Applicable Withholding Amounts” is defined in Section 4.8(a);

(b)       “Award Date” means a date on which Restricted Share Units are awarded to a Participant in accordance with Section  4.1;

(c)       “Award Market Value” means the volume weighted average trading price of the Shares on the TSX (or if the Shares are not then listed and posted for trading on the TSX on any other Exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) trading days immediately preceding the Award Date;

(d)       “Award Notice” means a notice substantially in the form of Schedule A and containing such other terms and conditions relating to an award of Restricted Share Units as the Committee may prescribe;

(e)       “Board” means the board of directors of the Corporation;

(f)        “Bonus” means, with respect to a Participant, any bonus that the Participant is entitled to receive from the Corporation;

(g)       “Canadian Tax Rules” means the Income Tax Act (Canada) and the Income Tax Regulations made thereunder;

(h)       “Cause” means “cause” as defined in the Participant’s employment agreement with the Corporation, or if such term is not defined or if the Participant has not entered into an employment agreement with the Corporation, then as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual’s employment without notice, provided however that the Committee may in its sole discretion provide for an alternate definition of “cause” in respect of a Participant which shall take precedence over any definition referred to in this Section 2.1(h);

(i)        “Change of Control” means the happening of any of the following events:

(i)        any transaction at any time and by whatever means pursuant to which (a) the Corporation goes out of existence by any means or (b) any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Canada Business Corporations Act) of, or acquires the right to exercise control or direction over, securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)        the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a Person other than a wholly-owned subsidiary of the Corporation;

(iii)       the dissolution or liquidation of the Corporation, except in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(iv)       the consummation of a Fundamental Transaction other than a Fundamental Transaction that results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 60% of the combined votes for the election of directors immediately after such Fundamental Transaction of (A) the Corporation’s outstanding securities, or (B) the surviving entity’s outstanding securities;

(v)       during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board (including for this purpose any new director whose election or nomination for election by the Corporation’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period or whose appointment, election or nomination was previously so approved or recommended) cease for any reason to constitute at least a majority of the Board; or

(vi)       the Board passes a resolution to the effect that, for the purposes of the Plan, an event set forth in (i), (ii), (iii) (iv) or (v) above has occurred;

(j)        “Committee” means:

(i)        with respect to any Participant who is a director, the Nominating and Governance Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the participation of directors under the Plan, provided, however, that if no Nominating and Governance Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the participation of directors under the Plan, for purposes of the administration of the Plan with respect to the participation of directors all references in the Plan to “Committee” shall at such time be in reference to the Board; and

(ii)        with respect to any Participant who is an Employee or Executive Officer of the Corporation or a Related Entity, the Human Resources and Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the participation of Employees and Executive Officers under the Plan, provided, however, that if no Human Resources and Compensation Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the participation of Employees and Executive Officers of the Corporation and Related Entities under the Plan, for purposes of the administration of the Plan with respect to the participation of Employees and Executive Officers all references in the Plan to “Committee” shall at such time be in reference to the Board;

(k)       “Corporation” means World Color Press Inc. and its successors and assigns;

(l)        “Disabled” and “Disability” mean the permanent and total incapacity of a Participant as determined by the Committee for purposes of this Plan;

(m)      “Distribution Date” means the date determined in accordance with Section 4.7, 4.12 or 4.16, as applicable;

(n)       “Distribution Value” means, with respect to each Restricted Share Unit credited to a Participant’s account, the volume weighted average trading price of the Shares on the TSX (or if the Shares are not then listed and posted for trading on the TSX on any other Exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) trading days immediately preceding the Distribution Date;

(o)       “Dividend Equivalent” means a bookkeeping entry whereby each Restricted Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.4;

(p)       “Dividend Market Value” means the volume weighted average trading price of the Shares on the TSX for the five (5) trading days immediately following the dividend record date for the payment of any dividend made on the Shares;

(q)       “Eligible Person” means a Person entitled to receive awards in accordance with Section 3.3;

(r)        “Employee” means a full-time employee or such other employee as may be so designated by the Committee;

(s)        “Exchange” means the TSX or any other stock exchange on which the Shares may from time to time be listed;

(t)        “Executive Officer” means, with respect to any entity, (i) its chair, vice-chair or president; (ii) a vice-president in charge of a principal business unit, division or function including sales, finance or production, (iii) an officer of the entity or of another entity controlled directly or indirectly by it and who performs a policy-making function in respect of the entity and (iv) any individual performing a policy-making function in respect of the entity;

(u)       “Final Date” is defined in Section 4.7;

(v)       “Fundamental Transaction” means a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation);

(w)      “Insider” means an “insider” as defined under the Securities Act (Québec) from time to time and associates and affiliates of such insiders;

(x)       “Participant” means an Eligible Person who has been awarded RSUs under the Plan;

(y)       “Payment Amount” is defined in Section 4.8;

(z)        “Payment Shares” is defined in Section 4.9(a);

(aa)      “Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(bb)     “Plan” means this Amended and Restated Restricted Share Unit Plan, initially adopted on September 7, 2009 and amended and restated on the date hereof on the terms and conditions contained herein, as further amended, restated, supplemented or otherwise modified from time to time;

(cc)      “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986 and the authority and guidance issued thereunder;

(dd)     “Related Entity” means a Person that is Controlled by or Controls the Corporation or that is Controlled by the same Person that Controls the Corporation;

(ee)      “Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry on the books of the Corporation in accordance with Article 4;

(ff)       “Retirement” or “Retires”, when used in reference to a Participant, means the resignation of such person from their employment with the Corporation and/or any of its affiliates, provided that (i) if the person is a member of a retirement plan provided by the Corporation and/or any of its affiliates, such person begins to draw on such pension immediately following their resignation; or (ii) if such person is not a member of a retirement plan provided by the Corporation, such person is at least 55 years of age and has accumulated at least five years of service within the Corporation at the time of their resignation;

(gg)      “Share” means a common share of the Corporation or, in the event of an adjustment contemplated by Section 4.13, such number or type of securities as the Committee may determine;

(hh)      “Transaction Termination Date” means the date, if it occurs, on which the Arrangement Agreement between Quad/Graphics Inc. and the Corporation dated as of January 25, 2010, as the same may be amended, is terminated in accordance with its terms;

(ii)        “TSX” means the Toronto Stock Exchange; and

(jj)       “U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or a Participant whose award of Restricted Share Units under this Plan would be otherwise subject to U.S. taxation under the U.S. Internal Revenue Code of 1986. Such Member shall be considered a U.S. Taxpayer solely with respect to such award.

2.2       Certain Rules of Interpretation

(a)       Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

(b)       As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan.

(c)       Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)       Unless otherwise specified, all references to monetary amounts are to Canadian currency.

(e)       A Person (First Person) is considered to “Control” another Person (Second Person) if the First Person, directly or indirectly, has the power to direct the management and policies of the Second Person by virtue of:

(i)        ownership of, or direction over, voting securities in the Second Person,

(ii)        a written agreement or indenture,

(iii)       being the general partner or Controlling the general partner of the Second Person, or

(iv)       being a trustee of the Second Person.

ARTICLE 3
ADMINISTRATION

3.1       Administration of the Plan

(a)       Except for matters that are under the jurisdiction of the Board as specified under the Plan or as required by law and subject to Section 3.1(b), this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to:

(i)        interpret the Plan and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)        exercise rights reserved to the Corporation under the Plan;

(iii)       determine vesting schedules and conditions for RSUs granted under the Plan;

(iv)       prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(v)       make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Committee’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants and all other Persons.

(b)       To the extent permitted by applicable law, the Committee may, from time to time, delegate to any specified officer of the Corporation all or any of the powers delegated to the Committee.  In such event, the specified officer will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Corporation, the Participants and all other Persons.

3.2       Determination of Value if Shares Not Publicly Traded

If the Shares are not publicly traded on the TSX or any other Exchange at the relevant time such that the Dividend Market Value and/or the Award Market Value and/or the Distribution Value cannot be determined in accordance with the definition of those terms, such value shall be determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith.

3.3       Eligibility

All directors (who are also an Executive Officer or Employee of the Corporation or one of its Related Entities), Executive Officers, and Employees of the Corporation and its Related Entities are eligible to receive awards under the Plan. The Corporation reserves the right to restrict eligibility or otherwise limit the number of Persons eligible for participation in the Plan at any time.

3.4       Total Shares Subject to RSUs

Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.17:

(a)       the aggregate number of Shares that may be issued pursuant to the Plan shall be, subject to Section 4.13, 5,862,300 and no Restricted Share Unit may be granted if such grant would have the effect of causing the total number of Shares potentially issuable in respect of Restricted Share Units to exceed the above number of Shares reserved for issuance under the Plan; and

(b)       to the extent Restricted Share Units are cancelled, the Shares subject to such Restricted Share Units shall be added back to the number of Shares reserved for issuance under the Plan and such Shares will again become available for Restricted Share Unit grants under the Plan.

ARTICLE 4
AWARD OF RESTRICTED SHARE UNITS

4.1       Award of Restricted Share Units

Subject to the provisions of the Plan and such other terms and conditions as the Committee or the Board may prescribe, the Committee may, from time to time, determine the portion of the Bonus to which a Participant is entitled in the year in respect of which the award is made that shall be payable in the form of Restricted Share Units. Restricted Share Units shall be credited to an account maintained for each Participant on the books of the Corporation, as of the Award Date.  The number of Restricted Share Units (including fractional Restricted Share Units) to be credited as of the Award Date in respect of the Participant’s Bonus shall be determined by dividing (a) the amount of the Participant’s Bonus to be paid in Restricted Share Units by (b) the Award Market Value, with fractions computed to three decimal places.

4.2       Vesting Period

Each RSU will vest on such terms as shall be specified by the Committee at the time of granting an award of RSUs as reflected in the Award Notice, except as otherwise provided in this Plan.

4.3       Award Notice

All awards of Restricted Share Units under Section 4.1 of this Plan will be evidenced by Award Notices.  Such Award Notices will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct.  Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Notice to each Participant.

4.4       Credits for Dividends

A Participant’s account shall be credited with Dividend Equivalents in the form of additional Restricted Share Units as of each dividend payment date in respect of which normal cash dividends are paid on Shares.  Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Restricted Share Units recorded in the Participant’s account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.  The Dividend Equivalents credited to the Participant’s account shall vest in accordance with Section 4.2 of this Plan, in proportion to the underlying Restricted Share Units to which such dividends relate. The foregoing does not obligate the Corporation to pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.5       Maximum Securities

Notwithstanding Section 4.1 herein, effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.17:

(a)       the number of securities issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding securities of the Corporation calculated on a non-diluted basis; and

(b)       the number of securities issued to Insiders, within any one year period, under all security based compensation arrangements of the Corporation including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding securities of the Corporation calculated on a non-diluted basis, provided that if the acquisition of Shares by the Corporation for cancellation should result in such tests no longer being met, this shall not constitute non-compliance with this Section 4.5 for any awards outstanding prior to such purchase of Shares for cancellation. For purposes of the foregoing, “security based compensation arrangements” means any compensation mechanism involving the issuance or the potential issuance of securities of the Corporation from treasury.

4.6       Reporting of Restricted Share Units

Statements of the Restricted Share Unit accounts will be provided to Participants on an annual basis.

4.7       Distribution Date

The date on which a Participant shall receive the Payment Amount pursuant to Section 4.8 or Payment Shares pursuant to Section 4.9, as applicable, in respect of vested Restricted Share Units (the “Distribution Date”) shall be determined as follows:

(a)       prior to the Transaction Termination Date, with respect only to any Restricted Share Units granted prior to the date of shareholder approval of the Plan is obtained in accordance with Section 4.17, a Participant shall receive the Payment Amount in respect of vested Restricted Share Units on the Distribution Date, which, subject to Sections 4.10(b)(ii), 4.11(a), 4.12, 4.14(a) and 4.16 shall be the earliest to occur among (1) the termination of a Participant’s service as an Employee, Executive Officer or director of the Corporation or a Related Entity, (2) a Change of Control or (3) the business day immediately preceding the last business day of the third calendar year following the calendar year to which the RSU award relates (the “Final Date”);

(b)       prior to the Transaction Termination Date, with respect only to Restricted Share Units granted after the date on which shareholder approval of the Plan is obtained in accordance with Section 4.17, a Participant shall receive the Payment Shares in respect of vested Restricted Share Units on the Distribution Date, which shall be the date on which such Restricted Share Units become vested; and

(c)       effective only after the later of (i) the date shareholder approval of the Plan is obtained in accordance with Section 4.17  and (ii) the Transaction Termination Date, and with respect only to any Restricted Share Units granted on or after September 26, 2009, a Participant shall have the right to elect, at his or her option, to receive the Payment Shares or the Payment Amount in respect of vested Restricted Share Units on the Distribution Date, which shall be the date on which such Restricted Share Units become vested.

4.8       Settlement of Restricted Share Units in Cash

Prior to the Transaction Termination Date effective with respect only to any Restricted Share Units granted prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.17 and after the Transaction Termination Date effective with respect to Restricted Share Units granted prior to September 26, 2009 and, with respect to all other RSUs, in the event a Participant holding Restricted Share Units elects to receive the Payment Amount in lieu of the Payment Shares:

(a)       Subject to and in accordance with Section 4.8(b), a Participant shall receive a cash payment equal in value to the number of Restricted Share Units in the Participant’s account that became payable on the Distribution Date multiplied by the Distribution Value of a Share (the “Payment Amount”). The Corporation is authorized to deduct from the Payment Amount an amount equivalent to the minimum amount of taxes and other minimum amounts as the Corporation may be required by law to withhold, as the Corporation determines (the “Applicable Withholding Amounts”). Upon payment in full of the value of any Restricted Share Units, less the Applicable Withholding Amounts, such Restricted Share Units shall be cancelled and no further payments shall be made to the Participant under the Plan in relation to such Restricted Share Units.

(b)       The Payment Amount, less any Applicable Withholding Amounts, will be paid to the Participant in cash on the Distribution Date, or in the event of the Participant’s death, to his beneficiary or legal representative in accordance with Section 4.12 herein.

4.9       Distribution of Restricted Share Units in Payment Shares

Prior to the Transaction Termination Date effective with respect only to any Restricted Share Units granted on or after the date shareholder approval of the Plan is obtained in accordance with Section 4.17 and after the Transaction Termination Date effective with respect only to any RSUs granted on or after September 26, 2009 and provided that shareholder approval shall have been obtained in accordance with Section 4.17, in the event that the Participant elects to receive Payment Shares:

(a)       the Corporation shall issue on the Distribution Date to the Participant a number of Shares equal to the number of Restricted Share Units in the Participant’s account that became payable on the Distribution Date (the “Payment Shares”). As of the Distribution Date, the Restricted Share Units in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under the Plan in relation to such Restricted Share Units.

(b)       As a condition to the issue of Shares in settlement of any Restricted Share Units, the Corporation may deduct a number of Shares equivalent in value to the Applicable Withholding Amounts or the Corporation may take such other steps as it considers to be necessary or appropriate, including the sale of Payment Shares on behalf of the Participant, in order to provide to the Corporation the Applicable Withholding Amounts. The Corporation shall advise the Participant in writing of any Applicable Withholding Amounts required in connection with the issue of Shares in settlement of Restricted Share Units.

4.10     Voluntary Resignation or Termination for Cause

(a)       Prior to the Transaction Termination Date effective with respect only to any Restricted Share Units granted prior to the date of shareholder approval of the

Plan is obtained in accordance with Section 4.17 and after the Transaction Termination Date subject to Sections 4.10(c) and 4.11(d), notwithstanding Sections 4.7 and 4.8, and subject to any express resolution passed by the Committee, if:

(i)        a Participant’s employment or service as a director, Executive Officer, or Employee of the Corporation or a Related Entity is terminated for Cause; or

(ii)       the Participant is an Executive Officer or Employee of the Corporation and resigns or retires from employment,

then all Restricted Share Units granted to the Participant under the Plan, whether or not vested at the time of termination for Cause or at the time of such resignation or retirement shall, subject to Section 4.10(b), terminate without payment and shall be of no further force or effect from and after the date of such termination for Cause or such resignation or retirement.

(b)       Notwithstanding Section 4.10(a), the Committee may in its sole discretion waive  the forfeiture in Section 4.10(a) with respect to all or a portion of the Restricted Share Units granted to the Participant under the Plan and may also:

(i)        accelerate the vesting of all or any portion of the Participant’s RSUs; or

(ii)        determine that such Participant shall continue to be a Participant for purposes of the Plan, but subject to such terms and conditions (including with respect to vesting and the Distribution Date applicable to RSUs held by such Participant) if any, established by the Committee in its sole discretion.

(c)       With respect only to any Restricted Share Units granted on or after the date Shareholder approval of the Plan is obtained in accordance with Section 4.17, notwithstanding Sections 4.7 and 4.9, and subject to any express resolution passed by the Committee, if:

(i)        a Participant’s employment or service as a director, Executive Officer, or Employee of the Corporation or a Related Entity is terminated for Cause; or

(ii)        the Participant is an Executive Officer or Employee of the Corporation and resigns from employment,

then all Restricted Share Units granted to the Participant under the Plan that have not yet vested at the time of termination for Cause or at the time of such resignation shall terminate without payment and shall be of no further force or effect from and after the date of such termination for Cause or such resignation.

4.11     Termination Without Cause; Disability; Retirement

(a)       Prior to the Transaction Termination Date effective with respect only to any Restricted Share Units granted prior to the date of shareholder approval of the Plan is obtained in accordance with Section 4.17, and after the Transaction Termination Date subject to Sections 4.11(c) and 4.11(d), notwithstanding Sections 4.7 and 4.8, and subject to any express resolution passed by the Committee, if:

(i)        a Participant’s employment or service as a director, Executive Officer or Employee of the Corporation or a Related Entity is terminated by the Corporation or a Related Entity, as applicable, other than for Cause, Disability or death; or

(ii)        a Participant becomes Disabled,

then subject to Subsection 4.11(b), such Participant shall be deemed to continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including with respect to vesting and the Distribution Date applicable to RSUs held by such Participant) if any, established by the Committee in its sole discretion.

(b)       Where a Participant who is an Executive Officer or Employee of the Corporation or a Related Entity and who, although previously determined to be Disabled under Section 4.11(a)(ii), subsequently ceases to be Disabled without resuming a position as an Executive Officer or Employee of the Corporation or a Related Entity within 90 days following such event, any RSUs granted to the Participant under the Plan which have not yet vested by the end of such 90 day period shall be governed by Section 4.10 of the Plan.

(c)       With respect only to any Restricted Share Units granted on or after the date shareholder approval of the Plan is obtained in accordance with Section 4.17, notwithstanding Sections 4.7 and 4.9, and subject to any express resolution passed by the Committee, if a Participant’s employment or service as a director, Executive Officer or Employee of the Corporation or a Related Entity is terminated by the Corporation or a Related Entity, as applicable, other than for Cause, Disability or death or Retirement then, in respect of each grant of RSUs held by a Participant, a prorated portion of the Participant’s unvested RSUs from each grant, calculated in accordance with the formula in Section 4.11(c)(i), shall immediately vest.

(i)        The portion of RSUs that will immediately vest in the circumstances described in Section 4.11(c) shall be determined by multiplying (i) the number of RSUs of such grant that would have become vested on the next vesting date that would have been applicable to such RSUs held by the Participant had the Participant’s employment not been terminated by (ii) a fraction, the numerator of which shall be equal to the number of days that have elapsed between the last date on which RSUs relating to such grant held by the Participant became vested and the date of the Participant’s termination and the denominator of which shall be the number of days between the last date on which RSUs held by the Participant became vested and the next vesting date that would have been applicable to such RSUs relating to such grant held by the Participant had the Participant’s employment not been terminated.

(d)       With respect only to any Restricted Share Units granted on or after the date shareholder approval of the Plan is obtained in accordance with Section 4.17, notwithstanding Sections 4.7 and 4.9, and subject to any express resolution passed by the Committee, if a Participant becomes Disabled or Retires then any Restricted Share Units granted to the Participant under the Plan which, as of the date of such Disability or retirement, have not yet vested shall immediately vest.

4.12     Death of Participant Prior to Distribution

Notwithstanding Sections 4.7, 4.8 and 4.9 of the Plan, but subject to any express resolution passed by the Committee, upon the death of a Participant, any Restricted Share Units granted to the Participant under the Plan which, as of the date of the Participant’s death, have not yet vested, shall immediately vest and the Distribution Date in respect of the deceased Participant’s Restricted Share Units shall be no later than the earlier of (1) the ninetieth (90th) day after the Corporation is notified of the death of the Participant and (2) the Final Date.

4.13     Adjustments to Restricted Share Units

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders (other than the payment of dividends in respect of the Shares as contemplated by Section 4.4), the account of each Participant and the Restricted Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Committee may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under the Plan.

4.14     Termination on Divestiture

(a)       Notwithstanding Sections 4.7, 4.8 and 4.9, in the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation or a Related Entity results in the termination of a Participant’s service as an Employee, Executive Officer or director of the Corporation or a Related Entity and such Participant becomes an Employee, Executive Officer or director of the Person acquiring or operating such business unit, the Committee may in its sole discretion:

(i)         accelerate the vesting of all or any portion of the Participant’s RSUs; or

(ii)        determine that such Participant shall continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including vesting), if any, established by the Committee in its sole discretion.

(b)       In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation or a Related Entity results in the termination of a Participant’s service as an Employee, Executive Officer or director of the Corporation or a Related Entity and such Participant is not offered a position as an Employee, Executive Officer or director with the Corporation, a Related Entity or with the Person to whom the divestiture is made (or any Related Entity thereof), then the provisions of Section 4.11 shall apply.

4.15     Change of Control

(a)        Upon a Change of Control, subject to Section 4.15(b), all outstanding RSUs shall immediately become vested.

(b)       Notwithstanding Section 4.15(a), the Board may, in its sole discretion, elect to convert all RSUs (except as may be provided by the Committee with respect to any RSUs at the time such RSUs are granted) into restricted share units of any entity participating in or resulting from the Change of Control.

4.16     Discretion to Permit Vesting

Notwithstanding the provisions of Sections 4.7, 4.8, 4.9, 4.11, 4.12, 4.14 and 4.15 the Committee may, in its sole discretion, at any time prior to or following the events contemplated in such Sections, permit the vesting of any or all RSUs held by a Participant and fix a Distribution Date in respect of such RSUs in the manner and on the terms authorized by the Committee, provided that the Committee will not, in any case, authorize the vesting of an RSU or fix the Distribution Date in respect of such RSU pursuant to this Section beyond the Final Date applicable to the particular RSU.

4.17     Shareholder Approval

(a)        The portions of this Plan relating to the issuance of Payment Shares in settlement of RSUs awarded to Participants must be approved by a majority of the votes cast by holders of Shares at a meeting of the Corporation’s shareholders in accordance with the requirements of the TSX.  In the event that such relevant portions of this Plan are not so approved, Sections 3.4, 4.5, 4.7(c), 4.9, 4.10(c), 4.11(c), 4.11(d), 5.2(c), and 5.10 hereof shall be of no force or effect.

(b)       The Corporation will submit the Plan to the shareholders for approval no later than the next annual meeting of the shareholders of the Corporation and the Board shall recommend to shareholders that they vote their shares in favour of approval of the Plan at such time.

ARTICLE 5
GENERAL

5.1       Special Provisions for U.S. Taxpayers

Notwithstanding anything to the contrary in the Plan the provisions of Annex A shall apply to U.S. Taxpayers.

5.2       Amendment, Suspension, or Termination of Plan

(a)        Prior to the date shareholder approval of the Plan is obtained in accordance with Section 4.17, the Board may from time to time amend or suspend the Plan in whole or in part and may at any time terminate the Plan without prior notice. Effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.17, subject to the rules and policies of any Exchange on which the Shares are listed, applicable law and Section 5.2(b) and subject also to Section 5.2(c) below, the Board may, without notice or shareholder approval, at any time or from time to time, amend, suspend or terminate the Plan for any purpose which, in the good faith opinion of the Board may be expedient or desirable.

(b)       Notwithstanding Section 5.2(a) but subject to Section 5.2(e), the Board shall not materially adversely alter or impair any rights of a Participant or materially increase any obligations of a Participant with respect to RSUs previously awarded under the Plan without the consent of the Participant.

(c)        Notwithstanding Section 5.2(a) and effective only after the date shareholder approval of the Plan is obtained in accordance with Section 4.17, none of the following amendments shall be made to this Plan without approval by shareholders by ordinary resolution:

(i)        amendments to the Plan which would increase the number of securities issuable under the Plan, otherwise than in accordance with the terms of this Plan which permit the Committee to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(ii)        amendments to the Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(iii)       the addition of any form of financial assistance to a Participant;

(iv)       amendments permitting awards other than RSUs to be made under this Plan; and

(v)       amendments deleting or reducing the range of amendments which require shareholders’ approval under this Section 5.2(c).

(d)       If the Board terminates or suspends the Plan, no new Restricted Share Units (other than Restricted Share Units referred to in Section 4.4) will be credited to the account of a Participant. On termination of the Plan, all Restricted Share Units, whether or not vested, will be accelerated and, on a date or dates selected by the Board in its discretion, the Payment Amount (less Applicable Withholding Amounts) will be paid to the Participant in respect of Restricted Share Units granted before the date that shareholder approval of the Plan has been obtained in accordance with Section 4.17, and Payment Shares shall be issued to the Participant in respect of Restricted Share Units granted after the date that shareholder approval of the Plan has been obtained in accordance with Section 4.17.

(e)        The Board shall not require the consent of any affected Participant in connection with a termination of the Plan in which the vesting of all Restricted Share Units held by the Participant are accelerated and the Payment Amount (less Applicable Withholding Amount) is paid, or Payment Shares are issued, as applicable, to the Participant in respect of all such Restricted Share Units.

(f)        The Plan will terminate on the date upon which no further RSUs remain outstanding.

5.3       Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws and any regulations of a duly constituted regulatory authority. If, at any time following the date shareholder approval of the Plan is obtained in accordance with Section 4.17, the Committee determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or securities exchange is necessary or desirable, as a condition of, or in connection with, the crediting of RSUs or the issue of Payment Shares hereunder, the Corporation shall be under no obligation to credit RSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee

5.4       Participant’s Entitlement

Except as otherwise provided in this Plan, RSUs previously granted under this Plan, whether or not then vested, are not affected by any change in the relationship between, or ownership of, the Corporation and a Related Entity.  For greater certainty, all RSUs remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, a Related Entity ceases to be a Related Entity.

5.5       Reorganization of the Corporation

The existence of any Restricted Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.6       Assignment

Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization,

combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation.

5.7       Units Non-Transferable

Restricted Share Units are non-transferable.  Certificates representing Restricted Share Units will not be issued by the Corporation.

5.8       Participation is Voluntary; No Additional Rights

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation to ensure the continued employment or service of such Participant.  Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation, whether upon termination of the Participant’s employment or otherwise.  The Corporation does not assume responsibility for the personal income tax liability or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

5.9       No Shareholder Rights

Under no circumstances shall Restricted Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the award of Restricted Share Units.

5.10     Fractions

Following the date shareholder approval of the Plan is obtained in accordance with Section 4.17, no fractional Share will be issued pursuant to RSUs credited hereunder. The number of Payment Shares issuable after such date upon payment of any RSUs will be rounded down to the nearest whole number. No payment or other adjustment will be made with respect to any fractional Payment Share so disregarded.

5.11     Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan.  To the extent any Participant or his or her estate holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

5.12     Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.  The Corporation makes no representations or warranties to Participants with respect to the Plan or the Shares whatsoever.  In seeking the benefits of participation in the Plan, a Participant agrees to accept all risks associated with a decline in the market price of Shares.

5.13     Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer to the Plan.  Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Custodian and other third parties in connection with the administration of the Plan.  Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

5.14     Indemnification

Every director of the Corporation will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the director, otherwise than by the Corporation, for or in respect of any act done or omitted by the director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

5.15     Effective Date of the Plan

This Plan shall become effective on a date to be determined by the Board.

5.16     Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Québec and the laws of Canada applicable in the Province of Québec, without regard to principles of conflict of laws.

APPROVED by the Board this 31st day of March, 2010.

Annex A

Terms Applicable to U.S. Taxpayers

This Annex A applies to RSU awards held by Participants in the Plan who are U.S. Taxpayers whose awards are “deferred compensation” within the meaning of Section 409A.  Notwithstanding anything to the contrary in the Plan, with respect to Restricted Share Units held by U.S. Taxpayers:

1.         “Change of Control” shall have the meaning set forth in the Plan, provided that the transaction or event resulting in a Change of Control shall also meet the requirements of Section 409A, and provided further that clause (vi) of the definition of Change of Control will not apply to any RSUs held by a U.S. Taxpayer to the extent that such Board declaration would expand the application of any of the events of Change of Control.

2.         “Distribution Date” means the earliest to occur among (1) the Termination Date, (2) a Change of Control or (3) the Final Date. Notwithstanding the foregoing, for a Participant who is also a Specified Employee on the Termination Date: (A) if the Termination Date occurs more than six-months before the Final Date, then the Distribution Date shall be the six-month anniversary of the Termination Date and (B) if the Termination Date occurs six-months or less before the Final Date, then the Distribution Date shall be the earliest to occur of a Change of Control and the Final Date.

3.         “Specified Employee” has the meaning under Section 409A, as determined pursuant to the Company’s procedures.

4.         “Termination Date” shall mean the date that a Participant experiences a “separation from service” (including by reason of Disability), as determined under Section 409A and the authority thereunder.  For information purposes, this would include a complete cessation of service with the Company and its subsidiaries, as well as a significant reduction in services as contemplated by Section 409A.

5.         Payment of RSUs.  Payment of RSUs shall be made on the Distribution Date.  Notwithstanding anything to the contrary in Section 4.7, U.S. Taxpayers shall not be permitted to receive payment of RSUs on a date other than the Distribution Date in this Annex A.

6.         Death.  Notwithstanding anything to the contrary in Section 4.12 of the Plan (“Death of Participant Prior to Distribution”) or Section 2 of this Annex A, a Participant’s vested and unvested RSUs shall be paid immediately upon the Participant’s death.  No elections of a different payment date will be allowed.

7.         Amendment and Termination.

(a)        Notwithstanding anything to the contrary in the Plan, no consent to an amendment, suspension or termination that adversely affects the RSUs previously granted to a U.S. Taxpayer shall be required if such amendments are considered by the Company, on the advice of counsel, to be necessary or desirable in order to avoid adverse U.S. tax consequences to the U.S. Taxpayer or to comply with other legislation, rules, regulations and administrative policies and practices established by the applicable regulatory authorities.

(b)       No provision of the Plan, including Section 4.16 or 4.11, or amendment to the Plan may permit the acceleration of payments under the Plan to U.S. Members contrary to the provisions of Section 409A of the Code.

(c)        In the event of a termination of the Plan, payments to U.S. Taxpayers shall be made on the schedule permitted by Section 409A.

SCHEDULE A

AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

FORM OF AWARD NOTICE

World Color Press Inc. (the “Corporation”) hereby grants the following award to the Participant named below in accordance with and subject to the terms, conditions and restrictions of this Award Notice (“Notice”), together with the provisions of the Amended and Restated Restricted Share Unit Plan of the Corporation (the “Plan”) dated March 31, 2010:

Name and Address of Participant:

Date of Grant:

Total Number of RSUs:

1.

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Notice and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

2.	Subject to any acceleration in vesting as provided in the Plan, each RSU vests as follows: [insert].

3.

The Payment Amount or the Payment Shares owing to the Participant from time to time in respect of RSUs held by the Participant shall be satisfied by a cash payment to the Participant, or the issuance of Shares to the Participant, on the Distribution Date, in accordance with Section 4.8 or 4.9, as applicable.

4.

Nothing in the Plan or in this Notice will affect the right of the Corporation or any Related Entity to terminate the employment or term of service any director, Executive Officer or Employee at any time for any reason whatsoever.

5.

Each notice relating to an award of RSUs must be in writing and signed by the Participant or the Participant’s legal representative. All notices to the Corporation must be delivered personally or by prepaid registered mail and must be addressed to the Human Resources Department of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

WORLD COLOR PRESS INC.

By:
Authorized Signatory